Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

BCP (SINGAPORE) VI CAYMAN ACQUISITION CO. LTD.

BCP (SINGAPORE) VI CAYMAN FINANCING CO. LTD.

BCP (SINGAPORE) VI CAYMAN MERGER CO. LTD.

and

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Dated as of October 17, 2013

i

ii

iii

Annex A — Plan of Merger

Company Disclosure Schedule

Parent Disclosure Schedule

i

AGREEMENT AND PLAN OF MERGER, dated as of October 17, 2013 (this “Agreement”), among BCP (Singapore) VI Cayman Acquisition Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), BCP (Singapore) VI Cayman Financing Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Midco”), and BCP (Singapore) VI Cayman Merger Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Midco (“Merger Sub”), and Pactera Technology International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law (Chapter 22, Law 3 of 1961, as consolidated and revised) (the “CICL”), Parent, Midco and Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the Surviving Company (as defined below) and a wholly owned subsidiary of Midco as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Company Board (the “Special Committee”), has (a) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Shareholders (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (b) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (c) resolved to recommend the approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent, Midco and Merger Sub has (a) approved the execution, delivery and performance by Parent, Midco and Merger Sub, as the case may be, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and (b) declared it advisable for Parent, Midco and Merger Sub, as the case may be, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s, Midco’s and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have executed and delivered to Parent certain contribution agreements, dated as of the date hereof, among the Rollover Shareholders and Parent (together with the schedules and exhibits attached thereto, the “Contribution Agreements”), pursuant to which the Rollover Shareholders will contribute to Parent, subject to the terms and conditions therein, the Rollover Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s, Midco’s and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders have executed and delivered to Parent certain voting agreements, dated as of the date hereof, among the Rollover Shareholders and Parent, pursuant to which the Rollover Shareholders have agreed to vote their Shares (as defined below) in favor of the approval of this Agreement, the Plan of Merger and the Transactions (the “Voting Agreements”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guarantee by Blackstone Capital Partners (Cayman II) VI L.P. (the “Guarantor”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent under this Agreement (the “Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Midco, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01    Certain Defined Terms.  For purposes of this Agreement:

“2012 Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2012, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement, which does not include any provision calling for any exclusive right to negotiate or restricting the Company from satisfying its obligations under this Agreement.

“Acquisition Proposal” means any proposal or offer by any Person or group of Persons regarding any of the following (other than the Transactions): (a) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (b) any sale, lease, license, exchange, transfer, other disposition or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company; (e) any public solicitation of proxies in opposition to approval and adoption of this Agreement and approval of the Merger by the

Company’s shareholders; or (f) any other transaction proposed in writing to the Special Committee (other than any transaction permitted by Section 6.01(b)) by a Person unaffiliated with the Company the consummation of which would reasonably be expected to prevent or materially delay the Merger.

“Action” means any litigation, suit, claim, action, proceeding, hearing, arbitration, mediation, investigation, demand letter, regulatory document production request or any other judicial or administrative proceeding, in Law or equity.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.  For the avoidance of doubt, none of the Rollover Shareholders shall be deemed to be “Affiliates” of any of Parent, Midco, Merger Sub or Sponsor.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Anti-Corruption Laws” means any anti-corruption, anti-bribery or similar Laws of any jurisdiction in which the Company performs business, or of the United States, of the United Kingdom, or of the PRC, including the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, PRC Laws on anti-corruption, anti-bribery and anti-commercial bribery, and where applicable, legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in the Cayman Islands, Beijing, Hong Kong or the City of New York.

“Buyer Group Contracts” means (a) the Consortium Agreement; (b) the Investment Agreement; (c) the Contribution Agreements; (d) the Voting Agreements; and (e) the Equity Commitment Letter, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means, collectively, the parties to any of the Buyer Group Contracts other than Parent, Midco and Merger Sub, or any of their respective Affiliates.

“CDC” means the Company’s (or its relevant Subsidiary’s, as applicable) offshore development center located in the PRC.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent, Midco and Merger Sub simultaneously with the signing of this Agreement.

“Company Material Adverse Effect” means any circumstance, event, change, effect or development (any such item, an “Effect”) that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business, tangible or intangible assets or properties of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) arising out of or resulting from any of the following shall be (a) deemed to be or constitute a “Company Material Adverse Effect,” or (b) taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:  (A) changes or modifications in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries after the date of this Agreement; (B) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates; (C) changes in general business, economic, political or financial market conditions; (D) changes in the financial, credit or securities markets in the U.S., the PRC or any other country or region in which the Company or any of its Subsidiaries has material business operations, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (E) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions or the announcement of the execution of this Agreement, including any shareholder litigation relating to this Agreement; (F) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (H) actions taken or failure to take action, in each case, by Parent or any of its Affiliates, or to which Parent has approved, consented to or requested in writing; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement; (I) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (J) any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such change or prospective change in the Company’s credit rating may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (K) any change resulting or arising from the identity of Parent, Midco, Merger Sub or any of their respective Affiliates; or (L) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; except, in the case of the foregoing subclauses (A), (B), (C), (D) and (G), to the extent the impact of such Effect has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

“Company Option” means an option to purchase Shares granted under the Company Share Incentive Plans.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve this Agreement, the Plan of Merger and the Transactions.

“Company Restricted Share” means a restricted share granted under a Company Share Incentive Plan.

“Company Restricted Share Unit” means a restricted share unit granted under a Company Share Incentive Plan.

“Company Share Awards” means Company Options, Company Restricted Shares, Company Restricted Share Units and other rights granted pursuant to the Company Share Incentive Plans.

“Company Shareholder Approval” means the approval of this Agreement at the Company Shareholders’ Meeting by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy at the Company Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

“Company Share Incentive Plans” means the ThinkPlus Investment Limited 2005 Stock Plan, the VanceInfo Technology Inc. 2007 Share Incentive Plan, the HiSoft Technology International Limited Amended and Restated Share Incentive Plan, the HiSoft Technology International Limited 2011 Equity Incentive Plan and the Pactera Financial Solutions 2011 Share Incentive Plan, each as amended and supplemented as of the date hereof.

“Company Shareholders’ Meeting” means the extraordinary general meeting of the Company, including any adjournments or postponement thereof, to be held to consider and vote upon the approval of this Agreement, the Plan of Merger and the Transactions.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant, without any updates, supplements or additional information, in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding subsidiary financial statements and information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X (but including customary summary guarantor and non-guarantor information typically included in a Rule 144A Offering Documents for debt securities)) for offerings of debt securities on a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) the independent registered public accountants of the Company and its Subsidiaries have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) the independent registered public accountants of the Company and its Subsidiaries have confirmed they are prepared to issue customary comfort letters upon the “pricing” of the debt securities included in the Applicable Financing throughout, and on the next Business Day after, the Marketing Period, (v) the financial statements and other financial information (excluding subsidiary financial statements and information required by Regulation S-X Rule 3-10 and Rule 3-16 and Item 4.02(b) of Regulation S-K) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC throughout, and on each day during, the Marketing Period and (B) the Financing Sources to receive customary comfort letters, including, without limitation, customary “negative assurance” comfort, as contemplated in clause (iv) above in order to market, price and consummate any offering of debt securities on any day during, or the next Business Day after, the Marketing Period, and (vi) the Company’s auditors have consented to the use of their audit opinions related to any audited financial statements included in such Required Information and any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU Section 722.

“Confidentiality Agreement” means the confidentiality agreement, dated July 12, 2013, between The Blackstone Group (HK) Limited, which is an Affiliate of the Sponsor, and the Company.

“Consortium Agreement” means the consortium agreement and the joinder agreements relating thereto between Red Pebble Acquisition Co Pte. Ltd. and certain senior management members of the Company named therein dated as of May 19, 2013 and May 22, 2013 respectively, as novated by Red Pebble Acquisition Co Pte. Ltd. to Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. pursuant to a novation agreement on or around the date hereof.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract, or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, licenses, outstanding Orders, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer.

“End Date” means date that is nine (9) months from the date of this Agreement.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974 or any successor statute, as amended and as in effect as of the date hereof.

“ERISA Affiliate” means any entity which, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory, administrative or self-regulatory authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Government Official” means all officers or employees of a government department, agency or instrumentality; permitting agencies; custom officials; political party officials; candidates for political office; officials of public international organizations; employees or affiliates of an enterprise, institute, organization, association or other entity that is owned, sponsored, or controlled by any government.

“HSR Act” means the U. S. Hart—Scott—Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication:  (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services (including any earn-outs and other contingent consideration payable in connection with the acquisition of any Person or the assets or business of any Person); (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) interest rate or currency forwards, futures, swaps, caps, collars or other hedging arrangements or any derivative transaction not entered into for hedging purposes; (g) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person; and (h) all Indebtedness of others referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all rights, title and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, whether registered or unregistered, including: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights, copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights, mask work rights, confidential information, trade secrets, database rights, and all other proprietary rights in inventions, works, discoveries, innovations, know-how, and other forms of technology, (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith, (c) domain names, rights of privacy and publicity, and moral rights, (d) copyrights, software registrations, software designs, source codes, and copyright registration applications, (e) any and all registrations, applications, recordings, licenses, common law rights, statutory rights, and contractual rights relating to any of the foregoing, and (f) Actions and rights to sue at Law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Investment Agreement” means the investment agreement between Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs

Fund L.P. dated as of May 27, 2013, as novated by Red Pebble Acquisition Co Pte. Ltd. to Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. pursuant to a novation agreement, dated the date hereof.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge of any of Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li,  Minggang Feng and Helena Chen, after due inquiry.

“Knowledge of Parent” or “Parent’s Knowledge” means the actual knowledge of any of Michael Chae, Edward Huang and Carl Wu, after due inquiry.

“Law” means any federal, national, foreign, supranational, state, local, administrative or other law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Marketing Period”  means the first period of nineteen (19) consecutive Business Days commencing on the first Business Day after which Parent, Midco and Merger Sub shall have received the Required Information, and throughout and on each day during such nineteen (19) consecutive Business Day period (a) such Required Information is and remains Compliant without requiring any updates, supplements or additional information, and (b) the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than conditions that by their nature can only be satisfied at Closing) and nothing shall have occurred and no condition shall have existed that would cause any of the conditions set forth in Section 8.01 and Section 8.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such nineteen (19) consecutive Business Day period; provided that the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such nineteen (19) consecutive Business Day period, (i) Deloitte Touche Tohmatsu LLP shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Information (in which case the Marketing Period may not commence unless and until a new audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Deloitte Touche Tohmatsu LLP, another “big-four” accounting firm or an independent public accounting firm reasonably acceptable to Parent and Midco), (ii) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the

Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, (iii) any Required Information would not be Compliant at any time during such nineteen (19) consecutive Business Day period (it being understood that if any Required Information provided at the initiation of the Marketing Period ceases to be Compliant during such nineteen (19) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced), or (iv) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained in the Required Information or incorporated therein by reference unless and until all such reports have been filed, and, in the case of each of foregoing clauses (i) through (iv), the requirements in clauses (a) and (b) above would be satisfied throughout and on each day during such nineteen (19) consecutive Business Day period, in which case a new nineteen (19) consecutive Business Day period shall commence upon Parent, Midco and Merger Sub receiving completed Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied throughout and on each day during such new nineteen (19) consecutive Business Day period; provided, further, that (x) November 29, 2013 shall not be considered a Business Day for purposes of the Marketing Period and (y) if the Marketing Period has not been completed on or prior to December 20, 2013, the Marketing Period shall commence no earlier than January 6, 2014. If at any time the Company shall in good faith reasonably believe that it has provided all Required Information and such Required Information is Compliant, it may deliver to Parent and Midco a written notice to that effect (stating the date it believes such Required Information was provided), in which case the Company shall be deemed to have complied with such clause (a) above unless Parent and Midco in good faith reasonably believe the Company has not provided all Required Information or that such Required Information is not Compliant and, within five (5) Business Days after the delivery of such notice, deliver a written notice to the Company to that effect, stating with specificity, to the extent reasonably practicable, which items of Required Information have not been provided or are not Compliant.

“Money Laundering Laws” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 and applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and all money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business or own assets, and any related or similar Law issued, administered or enforced by any Governmental Authority.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Real Property” means the real property in which the Company or any of its Subsidiaries has fee title (or equivalent) interest, together with, to the extent owned by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Parent Board” means the board of directors of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by Parent to the Company simultaneously with the signing of this Agreement.

“Parent Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Permitted Encumbrances” means:  (a) liens for Taxes, assessments and charges or levies by Governmental Authorities (x) not yet due and payable or (y) that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been reflected on the books of the Company or its Subsidiaries in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, in each case, that are being contested in good faith by appropriate proceedings; (c) leases and subleases(other than capital leases and leases underlying sale and leaseback transactions); (d) Encumbrances imposed by applicable Law other than as a result of violation of Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (j) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (k) standard survey and title exceptions; and (l) any other Encumbrances that have been incurred or suffered in the ordinary course of business.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“Personal Rights” means all rights of privacy (including personal data privacy), name, portrait, reputation, or personality under applicable Law.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC, effective as of August 1, 2008, as amended.

“Real Property” means the Material Leased Real Property and the Owned Real Property.

“Redacted” means, with respect to any fee letter from a Financing Source, redactions relating to fee amounts, “market flex” provisions, “securities demand” provisions and other provisions, provided that such redactions do not relate to any terms that would adversely affect in any material respect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing, except to the extent a reduction in any Financing would be offset by an increase in any other Financing or other funding being made available by such financing source or another financing source.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Information” means (a) all financial and all other information (including historical financial statements and pro forma financial statements and data) regarding the Company and its Subsidiaries reasonably required or requested by Parent, Midco or Merger Sub to satisfy the conditions set forth in paragraphs 3 and 4 of Exhibit F to the Debt Financing Commitment and to prepare and deliver the Offering Documents contemplated by, and required to satisfy the conditions set forth in, paragraph 7 of Exhibit F to the Debt Financing Commitment (or the analogous provisions in any amendment, restatement, supplement, modification, replacement or substitution thereof, including any Alternative Debt Financing, pursuant to Section 7.15) in order to market, price and consummate the Applicable Debt Financing, including all financial information under Rule 144A of the Securities Act included in the Applicable Financing; provided that (i) with respect to any pro forma statements and data to be included in the Offering Documents, the Company shall have been furnished information relating to the proposed debt and equity capitalization at least five (5) Business Days prior to the date on which any applicable Marketing Period would otherwise commence, and (ii) Required Information shall not include (A) risk factors specifically relating to all or any component of the Applicable Financing, (B) Compensation Disclosure and Analysis required by

Regulation S-K Item 402(b) or (C) the “description of notes” section of the Offering Documents.

“Rollover Shares” means the Shares set forth in the Contribution Agreements.

“Rollover Shareholders” means the Rollover Shareholders set forth in the Contribution Agreements.

“SAFE” means State Administration of Foreign Exchange of the PRC or its local counterparts.

“SAFE Circular 7” means the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies issued by SAFE dated February 15, 2012.

“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles”, effective as of November 1, 2005 together with its implementing rules, including the “Implementation Guidance Relating to Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles” issued by SAFE on May 29, 2007 and effective as of the same day, or any successor rule or supplemental regulation under PRC Law.

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the approval of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Related Party” means the Company and each of its Affiliates and its and their respective stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Sponsor” means Blackstone Capital Partners (Cayman II) VI L.P.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%) on terms that the Company Board (acting through the Special Committee) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) (A) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including certainty of closing) and the Person making the proposal and (B) if consummated, would result in a transaction more favorable to the shareholders of the Company (other than the Rollover Shareholders) from a financial point of view than the Merger (x) after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 7.03(d)(ii)) and (y) after receiving the advice of the Company Board’s financial advisor (who shall be an internationally recognized investment banking firm); provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (i) the offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer or (ii) the consummation of the transaction contemplated by such offer is conditional upon receipt of financing.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, service, use, share capital, payroll, employment, social security, social insurance, workers’ compensation, unemployment compensation or net worth, excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes, license, registration, documentation, customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Threshold Amount” means RMB1,200,000 with respect to employees who have employment agreements with the Company or its Subsidiaries governed by PRC Law, and $250,000 with respect to employees who have employment agreements with the Company or its Subsidiaries governed by Laws other than PRC Law.

“U.S.” means the United States of America.

“VanceInfo” means VanceInfo Technologies Inc. that merged with and into Chemistry Merger Sub II Inc. (currently known as VanceInfo Technologies Inc., being a Subsidiary of the Company) in a merger consummated in November 2012 pursuant to the Agreement and Plan of Merger by and among the Company, VanceInfo and others named therein dated as of August 10, 2012 and amended as of August 31, 2013.  For the purpose of ARTICLE IV of this Agreement, VanceInfo shall be deemed to be a Subsidiary of the Company.

Section 1.02           Other Defined Terms.  The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

ADS(s)	Section 3.01(a)
Agreement	Preamble
Alternative Debt Financing	Section 7.15(b)
Alternative Debt Financing Documents	Section 7.15(b)
Applicable Financing	Section 7.16(a)
Bankruptcy and Equity Exception	Section 4.04(a)
Benefit Plans	Section 4.10(c)
Change in the Company Recommendation	Section 7.03(c)
Change or Termination Notice	Section 7.03(d)(ii)
CICL	Recitals
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Board	Recitals
Company Expenses	Section 9.03(f)
Company Financial Advisor	Section 4.21
Company SEC Reports	Section 4.07(a)
Company Termination Fee	Section 9.03(a)(ii)
Contribution Agreements	Recitals
Covered Insurance Policies	Section 4.15
D&O Insurance	Section 7.06(c)
Debt Financing	Section 5.08(b)
Debt Financing Commitment	Section 5.08(b)
Depositary	Section 3.07
Deposit Agreement	Section 3.07
Dissenting Shareholders	Section 3.05(a)
Dissenting Shares	Section 3.05(a)
Effective Time	Section 2.02
Environmental Laws	Section 4.16(b)(i)
Environmental Permits	Section 4.16(b)(ii)
Equity Commitment Letter	Section 5.08(b)
Equity Financing	Section 5.08(b)
Exchange Fund	Section 3.02(a)
Excluded Shares	Section 3.01(b)
Financing	Section 5.08(b)
Financing Documents	Section 5.08(b)
Financing Sources	Section 7.16(a)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substance	Section 4.16(b)(iii)
Indemnified Parties	Section 7.06(a)
Material Contract	Section 4.14(a)

Defined Term	Location of Definition

Material IP	Section 4.12(a)
Material Leased Real Property	Section 4.11(b)
Maximum Annual Premium	Section 7.06(c)
Merger	Recitals
Merger Consideration	Section 3.01(a)
Merger Sub	Preamble
Midco	Preamble
Notice Period	Section 7.03(d)(ii)
Offering Documents	Section 7.16(a)
Offshore Bank Designated Account	Section 7.16(b)
Offshore Cash Bridge Required Balance	Section 7.16(b)
Offshore Subsidiary or Offshores Subsidiaries	Section 7.16(b)
Onshore Bank Designated Account	Section 7.16(b)
Onshore Cash Bridge Required Balance	Section 7.16(b)
Onshore Subsidiary or Onshore Subsidiaries	Section 7.16(b)
Outstanding Proposal	Section 9.03(b)
Option Spread	Section 3.04(b)
Parent	Preamble
Parent Expenses	Section 9.03(f)
Parent Termination Fee	Section 9.03(c)
Paying Agent	Section 3.02(a)
Payment	Section 4.19(a)
Plan of Merger	Section 2.02
Proxy Statement	Section 7.01(a)
Release	Section 4.16(b)(iv)
Restraint	Section 8.01(b)
SAFE Circular 75 Rules and Regulations	Section 4.06(d)
SAFE Share Incentive Rules and Regulations	Section 4.10(g)
Share(s)	Section 3.01(a)
Share Certificates	Section 3.01(a)
Software	Section 4.12(b)
Special Committee	Recitals
Surviving Company	Section 2.03
Takeover Statute	Section 4.20
Tax Dispute	Section 4.13(d)
Trade Secrets	Section 4.12(c)
Transactions	Recitals
Uncertificated Shares	Section 3.01(a)
U.S. Economic Sanctions	Section 4.19(e)
Voting Agreements	Recitals

Section 1.03           Interpretation; Headings.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  When reference is made to an Annex, Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated.  Except where clearly stated to the contrary, references to sums of money are expressed in lawful currency of the U.S. and “$” refers to U.S. dollars.  The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.01           The Merger.  Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII, and in accordance with the applicable provisions of the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.

Section 2.02           Closing; Effective Time.  The closing of the Merger (the “Closing”) shall take place at 9:00 p.m. (Hong Kong time) at a venue to be agreed upon by Parent and the Company on the third (3rd) Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII, provided that, notwithstanding the satisfaction or waiver of all of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), if the Marketing Period has not ended, the Closing shall not be required to occur until the earlier of (a) a Business Day during the Marketing Period specified by Parent on no fewer than three (3) Business Days’ prior written notice to the Company and (b) the next Business Day after the final day of the Marketing Period but subject, in the case of each of clauses (a) and (b), to the continued satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent (the day on which the Closing takes place being the “Closing Date”).  On the Closing Date, Merger Sub and the Company shall execute a plan of merger, substantially in the form set out in Annex A (the “Plan of Merger”), and the parties hereto shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective on the date (the date and time the Merger becomes effective being the “Effective Time”) specified in the Plan of Merger in accordance with the CICL.

Section 2.03           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the CICL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.04           Memorandum and Articles of Association of Surviving Company.  At the Effective Time, and without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Company (except that, at the Effective Time, Article I of the memorandum of association of the Surviving Company shall be amended to be and read as follows: “The name of the company is Pactera Technology International Ltd. until thereafter changed or amended as provided therein or by applicable Law.”)

Section 2.05           Directors and Officers.  The parties hereto shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company, until the earlier of their respective death, resignation or removal or until their respective successors are duly elected and qualified.  The officers of the Company (other than the directors) immediately prior to the Effective Time shall be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.  This Section 2.05 is for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (a) constitute a guarantee of employment, (b) confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement, or (c) constitute an amendment or modification of any Benefit Plan.

ARTICLE III

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01           Conversion and Cancellation of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Midco, Merger Sub, the Company or the holders of any security of the Company, the following shall occur:

(a)                                                   Merger Consideration; Conversion of Company Shares.  Each common share, par value $0.00139482 per share of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing one

(1) Share (an “ADS” or, collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive $7.30 in cash per Share without interest (the “Merger Consideration”), and each holder of a certificate or certificates which immediately prior to the Effective Time represented such Shares (“Share Certificates”) or uncertificated shares which immediately prior to the Effective Time represented such Shares (“Uncertificated Shares”) shall thereafter cease to have any rights with respect thereto except (i) the right to receive the Merger Consideration in consideration therefor upon surrender of such Share Certificate or transfer of the Uncertificated Shares in accordance with Section 3.02(b) (or in the case of a lost, stolen or destroyed Share Certificate, Section 3.02(g)) or (ii) as provided by Law.  As each ADS represents one (1) Share, each ADS issued and outstanding immediately prior to the Effective Time (other than the ADSs representing Excluded Shares and Dissenting Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to the Merger Consideration, without any interest thereon, pursuant to the terms and conditions set forth in the Deposit Agreement.  The register of members of the Company will be amended accordingly.

(b)                                                   Excluded Shares.  Each of (i) the Rollover Shares, (ii) Shares (including such Shares represented by ADSs) held by Parent, the Company or any of their Subsidiaries, including (x) Shares held in brokerage accounts in the name of the Company or issued to the Depository in anticipation of the vesting of the Company Share Awards and (y) Shares that had been clawed back by the Company from employee shareholders and are held by he Company pending cancellation (the “Excluded Shares”) shall remain outstanding and will not be cancelled and no payment or distribution shall be made with respect thereto.

(c)                                                    Rollover Shares.  Immediately prior to the Effective Time, the Rollover Shareholders shall contribute the Rollover Shares to Parent pursuant to the Contribution Agreements.

(d)                                                   Rollover Company Restricted Shares.  Unless otherwise determined by Parent, all Company Restricted Shares, whether vested or unvested, shall be converted into restricted shares or restricted share units of Parent, as determined by Parent, pursuant to the terms of the equity incentive plan of Parent, and rollover restricted stock award or restricted stock unit award agreement, as the case may be, consistent with the provisions of Section 3.04(c).

(e)                                                    Rollover Company Restricted Share Units.  Unless otherwise determined by Parent, all Shares and ADSs otherwise deliverable with respect to the Company Restricted Share Units, whether vested or unvested, shall be converted into restricted share units of Parent pursuant to the terms of the equity incentive plan of Parent, and rollover restricted share unit award agreement, consistent with the provisions of Section 3.04(c).

(f)                                                     Share Capital of Merger Sub.  Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

(g)                                                    Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares with a record date occurring on or after the date hereof and prior to the Effective Time.

Section 3.02           Exchange of Share Certificates.

(a)                                                   Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company which shall be reasonably satisfactory to the Company (which consent shall not be unreasonably withheld, conditioned or delayed) to act as agent (the “Paying Agent”) for the benefit of the holders of Shares.  At the Effective Time (or in the case of Section 3.05, when ascertained), Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, Company Options, Company Restricted Shares and Company Restricted Share Units, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(a), Section 3.04(b), Section 3.04(c) and Section 3.05 (such aggregate cash amount being hereafter referred to as the “Exchange Fund”, and in the case of payments under Section 3.05, an amount equal to the number of Dissenting Shares multiplied by the Merger Consideration).  The Exchange Fund may be invested by the Paying Agent as directed by Parent; provided, however, that, if Parent directs the Paying Agent to invest the Exchange Fund, such investments shall be in obligations of or guaranteed by the U.S. or any agency or instrumentality thereof and backed by the full faith and credit of the U.S., in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available).  If for any reason following the Effective Time (including investment losses or as a result of any Dissenting Shareholder effectively waiving, withdrawing or losing such shareholder’s dissenter rights) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent or the Surviving Company shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any interest or other income from such investments shall be paid to and become the income of Parent and any Taxes resulting therefrom shall be paid by Parent.  Except as contemplated by Section 3.02(d), the Exchange Fund shall not be used for any purpose other than as specified in this Section 3.02(a).

(b)                                                   Payment Procedures.

(i)                                     As promptly as practicable after the Effective Time, but in any event no later than three (3) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (A) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree) and (B) instructions for effecting the surrender of the Shares pursuant to such letter of transmittal.  At the Effective Time, Parent shall also cause the Paying Agent to deliver to the Surviving Company a cash amount in immediately available funds sufficient to make the payments described under Section 3.04(b) and Section 3.04(c) and the Surviving Company shall make such payments to the Persons entitled to receive such amounts through its payroll or the designated agent of such Persons, subject to all applicable income and employment Taxes and other authorized deductions (including pursuant to Section 3.06) as well as completeness of registrations under SAFE Share Incentive Rules and Regulations.

(ii)                                  Upon surrender to the Paying Agent of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor an amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) or the number of Uncertificated Shares multiplied by (y) the Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.

(iii)                               Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (but in any event no later than three (3) Business Days) an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares and Dissenting Shares) and (y) the Merger Consideration, and (B) the Depositary will distribute the Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares and Dissenting Shares) upon surrender by them of the ADSs.  The holders of ADSs shall bear any applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Merger Consideration to holders of ADSs, including applicable ADS cancellation fees, and any such fees, charges and expenses incurred by the Depositary shall be treated for all purposes of this Agreement as having been paid to the holders of ADSs.

(iv)                              No interest shall be paid or will accrue on any amount payable in respect of the Shares (including Shares represented by ADSs) pursuant to the provisions of this ARTICLE III.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, the Merger Consideration in respect of such Shares may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Shares and evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c)                                                    No Further Rights in Company Shares.  The Merger Consideration paid in respect of the Shares (including Shares represented by ADSs) upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this ARTICLE III, shall be deemed to have been paid in full satisfaction for the cancellation of all the Shares previously represented by such Share Certificates or Uncertificated Shares.  From and after the Effective Time, the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.

(d)                                                   Untraceable Shareholders.  Remittances for the Merger Consideration shall not be sent to shareholders of the Company who are untraceable unless and until they notify the Paying Agent of their current contact details prior to the Effective Time.  A Company shareholder will be deemed to be untraceable if (i) such shareholder has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholders’ Meeting has been sent to such shareholder and has been returned undelivered.

(e)                                                    Termination of Exchange Fund.  Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares on the date that is one (1) year after the Effective Time shall be delivered to Surviving Company, upon demand, and any holders of Shares who have not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Company for the Merger Consideration to which they are entitled pursuant to ARTICLE III, without any interest thereon.  Any amounts remaining unclaimed by such holders which is immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)                                                     No Liability.  None of the Paying Agent, Parent or the Surviving Company shall be liable to any holder of Shares (including Shares represented by ADSs) for any Merger Consideration from the Exchange Fund or other cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)                                                    Lost Share Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate the Merger Consideration with respect to the Shares formerly represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 3.01(a).

Section 3.03           Register of Members.  At the Effective Time, the register of members of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the register of members of the Company.  On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the Shares formerly represented by such Share Certificates or Uncertificated Shares to which the holders thereof are entitled pursuant to Section 3.01(a).

Section 3.04           Share Incentive Plans and Company Share Awards.

(a)                                                   Effective as of the Effective Time, the Company, acting through the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to (i) terminate the Company Share Incentive Plans, and any relevant award agreements applicable to the Company Share Incentive Plans, and (ii) cause the Company Options, Company Restricted Shares and Company Restricted Share Units to be treated as set forth in Section 3.04(b), Section 3.04(c) and Section 3.04(d) below.

(b)                                                   At the Effective Time and following the contribution of the Rollover Shares to Parent, unless otherwise determined by Parent, each Company Option, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time shall be rolled over into either (i) options to acquire shares of common stock of Parent or (ii) restricted stock units of Parent in an amount equal to the result of (A) the excess, if any, of the aggregate Merger Consideration over the aggregate per share exercise price (the “Option Spread”), divided by (B) the per share Merger Consideration, in the sole discretion of Parent, in each case to be held under and pursuant to the terms of the equity incentive plan of Parent and relevant rollover award agreement, provided that the number of options or restricted stock units of Parent, as the case may be, granted in substitution for such options may be further adjusted as determined by Parent (I) consistent with Parent’s capital structure at Closing and (II) to extend the duration of the substituted award if permitted by law and consistent with the terms of the equity incentive plan of Parent; provided, further that (1) in the event that Parent determines that (x) certain vested Company Options are not to be rolled over into options to acquire shares of common stock of Parent or restricted stock units of Parent, such Company Options shall be cancelled in exchange for a payment in cash in an amount equal to the Option Spread (subject to any applicable withholding), payable as promptly as possible after the Effective Time, and (y) certain unvested Company Options are not to be rolled over into options to acquire shares of common stock of Parent or restricted stock units of Parent, such Company Options shall be rolled over into the right to receive deferred cash in an aggregate amount equal to the Option Spread (subject to any applicable withholding) payable at the dates and on the same vesting conditions as the original Company Option grant; and (2) if the per share exercise price of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled at Closing without any payment therefor.

(c)                                                    At the Effective Time and following the contribution of the Rollover Shares to Parent,

(i)                                     each Company Restricted Share and Company Restricted Share Unit, which has vested and remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be rolled over into a right to receive a substituted restricted share or restricted share unit, as the case may be, in Parent, pursuant to the terms of the equity incentive plan of Parent and applicable rollover restricted share or restricted share unit award agreement, as the case may be; provided that with respect to each Company Restricted Share and Company Restricted Share Unit that Parent determines shall not be rolled over, the holder shall have the right to receive an amount in cash equal to the Merger Consideration in respect of each Share underlying such Company Restricted Share and Company Restricted Share Unit payable as promptly as practicable after the Effective Time;

(ii)                                  each Company Restricted Share and Company Restricted Share Unit, which is not vested and remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be rolled over into a right to receive a substituted unvested restricted share or unvested restricted share unit, as the case may be, in Parent, pursuant to the terms of the equity incentive plan of Parent and applicable rollover restricted share or restricted share unit award agreement, as the case may be; provided that with respect to each Company Restricted Share and Company Restricted Share Unit that is not rolled over, the holder shall have the right to receive an amount in cash equal to the Merger Consideration in respect of each Share underlying such Company Restricted Share and Company Restricted Share Unit, as the case may be, payable at the date(s) and on the same vesting conditions as the original Company Restricted Share or Company Restricted Share Unit grant, as the case may be; and

(iii)                               with respect to each Company Restricted Share that is rolled over into Parent, Parent may substitute a restricted share unit in Parent in lieu of a substituted restricted share, provided that the economic terms and conditions of the substituted restricted share unit shall be the same as would have applied to the substituted restricted share.

(d)                                                   The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company to any Person pursuant to or in settlement of a Company Share Award, except as provided herein.  Parent shall make the determinations contemplated above within thirty (30) days following the execution of the Merger Agreement, and the Company and Parent shall cooperate in issuing notices to each holder of a Company Share Award of the treatment of their Company Share Award pursuant to this Agreement.

Section 3.05           Dissenting Shares.

(a)                                                   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and each such Dissenting Shareholder shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and cease to exist, as of the Effective Time, in exchange for the right of the holder thereof to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 3.02.

(b)                                                   The Company shall give Parent (i) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter rights or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ dissenter rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter rights or any demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such dissenter rights or any demands or approve any withdrawal of any such dissenter rights or demands.  In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger pursuant to Section 238(4) of the CICL within two (2) Business Days of the approval of the Merger at the Company’s Shareholders’ Meeting hereto.

Section 3.06           Withholding.  Parent, Midco, Merger Sub, the Company, the Surviving Company and any of its Subsidiaries, and the Paying Agent shall be able to deduct and withhold from any amounts payable under this Agreement to the extent that Parent, Midco, Merger Sub, the Company, the Surviving Company and any of its Subsidiaries or the Paying Agent (as applicable) is required to deduct and withhold with respect to such payment under any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. As of the date of this Agreement, under current Law and based on the relevant facts that are known to Parent and its Affiliates after due inquiry by Parent and its Affiliates, except with respect to (i) any Taxes required to be deducted and withheld from payments treated as compensation under applicable Tax Law to any holder of Company Options, Company Restricted Shares or Company Restricted Share Units and (ii) any Taxes required to be deducted and withheld pursuant to the backup withholding provisions of Section 3406 of the Code and the Treasury regulations thereunder to any holder of Shares or ADSs that has not provided a U.S. Internal Revenue Service Form W-9 or other applicable form or certification, neither Parent nor the Company intends to deduct or withhold any other Taxes from amounts payable under this Agreement. If prior to the Closing Date either Parent or the Company becomes aware of any such other obligation to deduct or withhold from amounts payable under this Agreement, it shall promptly notify the other party in writing of such obligation. If such obligation to deduct or withhold can be reduced or eliminated through the provision of an applicable certification or form, Parent and the Company shall use reasonable best efforts to provide the Person receiving the applicable payment with the opportunity to complete and provide such certification or form prior to the Closing Date.

Section 3.07           Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the deposit agreement, dated as of June 29, 2010 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended, the “Deposit Agreement”) in accordance with its terms.

Section 3.08           Agreement of Fair Value.  Parent, Midco, Merger Sub and the Company respectively agree that the Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent, Midco and Merger Sub to enter into this Agreement, except (a) as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, without independent inquiry), or (b) as disclosed in the Company SEC Reports filed or furnished after December 31, 2010 and prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed or furnished on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent, Midco and Merger Sub that:

Section 4.01           Organization and Qualification; Subsidiaries.

(a)                                                   Except as set forth in Section 4.01(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization.  The Company and each of its Subsidiaries has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b)                                                   A true and complete list of all the Subsidiaries of the Company as of the date hereof, identifying the jurisdiction of incorporation or organization of each such Subsidiary, and the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 4.01(b) of the Company Disclosure Schedule.

Section 4.02           Memorandum and Articles of Association.   The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries.  Except as set forth in Section 4.02 of the Company Disclosure Schedule, such memorandum and articles of association or equivalent organizational documents are in full force and effect and have been duly filed, approved or issued (as applicable) by applicable Governmental Authorities.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.03           Capitalization.

(a)                                                   The authorized share capital of the Company is $167,378.40 divided into 120,000,000 Shares of a par value $0.00139482 per share.  As of September 30, 2013, (i) 87,428,902 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, which number includes (A) 4,782,601 Shares that are either (1) Shares represented by ADSs held in brokerage accounts in the Company’s name or (2) Shares issued to Depositary in anticipation of the vesting of the Company Share Awards, (B) 28,268 Shares that have been clawed back by the Company from employee shareholders and are held by the Company pending cancellation and (C) 2,806,849 Shares are vested or unvested Company Restricted Shares and (ii) no Shares are held in the treasury of the Company and no Shares are held by any Subsidiary of the Company.  Except as set forth in this Section 4.03 and Section 4.03(a) of the Company Disclosure Schedule, there is no share capital or other equity interests in the Company, options, warrants, convertible debt, other convertible instruments, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or other equity interests in, the Company or any of its Subsidiaries or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital, or other equity interests in, the Company or any of its Subsidiaries.  All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other equity interests in, the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any of its Subsidiaries or any other Person.  All outstanding Company Share Awards have been issued in compliance with all applicable Laws in all material respects, and all requirements set forth in the applicable Company Share Incentive Plan, and the per share exercise price of each Company Option requiring exercise was equal to or greater than the fair market value (within the meaning of Section 422 of the Code, in the case of each Company Option intended to qualify as an “incentive stock option”, and within the meaning of Section 409A of the Code, in the case of each other Company Option awarded to a U.S.

person).  Section 4.03(a) of the Company Disclosure Schedule sets forth, as of the date hereof, the aggregate amount of the outstanding Company Share Awards and the weighted average exercise price (if applicable) under each of the Company Share Incentive Plans. Each Company Share Award may, by its terms, be treated at the Effective Time as set forth in Section 3.04.

(b)                                                   Except as set forth in Section 4.03(b) of the Company Disclosure Schedule, the outstanding share capital of, or other equity interests in, each Subsidiary owned directly or indirectly by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) free and clear of all Encumbrances and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share capital or other equity interests.  The registered capital of each PRC Subsidiary has been fully and duly paid up within the prescribed time, and each PRC Subsidiary has successfully completed its annual inspection by the competent PRC Governmental Authorities in a timely manner since its establishment.  Except for its Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not own or control, directly or indirectly, any share capital of, or other equity interest in, or any interest convertible into or exercisable or exchangeable for any share capital of, or other equity interest in, any other Person.  Neither the Company nor any of its Subsidiaries has any agreement, arrangement, relationship or understanding with any Person that facilitates, entitles, obligates or compels or would reasonably be expected to facilitate, entitle, obligate or compel the Company or such Subsidiary to consolidate the financial conditions of any Person (other than the Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Schedule).

(c)                                                    No bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(d)                                                   Except as set forth in Section 4.03(d) of the Company Disclosure Schedule and the Voting Agreements, there are no voting trusts or other agreements to which the Company or any of its Subsidiaries is a party (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Shares or any other share capital of, or other equity interests in, the Company.

Section 4.04           Authority Relative to This Agreement; Vote Required.  (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Shareholder Approval and the filing of the Plan of Merger and related documents as required by the CICL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the accuracy of the representations and warranties of Parent, Midco and Merger Sub in Section 5.12 of this Agreement and the due authorization, execution and delivery by Parent, Midco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)                                                   The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement, the Merger and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders), (ii) approved and declared it advisable to enter into this Agreement, the Plan of Merger and the Transactions, (iii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iv) resolved to recommend the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company, and directed that the Transactions, including the Merger, this Agreement and the Plan of Merger, be submitted to the shareholders of the Company for their approval at the Company Shareholders’ Meeting.  The only vote of the holders of any class or series of share capital of the Company required to approve the Transactions, including the Merger, this Agreement and the Plan of Merger, is the Company Shareholder Approval.

Section 4.05           No Conflict; Required Filings and Consents.

(a)                                             The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, including the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming the accuracy of the representations and warranties of Parent, Midco and Merger Sub in Section 5.12 of this Agreement, and assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming the Company Shareholder Approval is obtained, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Material Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)                                             The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including the filing of a Schedule 13E-3, the furnishing of a

Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for the pre-merger notification and clearance requirements of the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required), (v) for compliance with requirements of SAFE applicable to the dividend payments or other distributions or fund transfer made for the purpose of providing financing assistance under Section 7.16, and (vi) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 4.06           Permits; Compliance.  (a)  Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries are in possession of all Company Permits, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is or has been in conflict with, or in default, breach or violation of, any Law or Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, all permits and licenses by, or approvals, filings and registrations with, the PRC Governmental Authorities required to be obtained or made in respect of the PRC Subsidiaries and their operations, have been duly obtained or completed in accordance with applicable Laws, except as otherwise would not have a Company Material Adverse Effect.

(b)                                                   Notwithstanding the foregoing, this Section 4.06 shall not be deemed to relate to (i) the Company’s reporting obligations under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, (ii) labor, employment and employee benefits matters, (iii) Laws relating to Intellectual Property rights or (iv) Taxes, each of which are the subject exclusively of the representations and warranties in Section 4.07, Section 4.10, Section 4.12 and Section 4.13, respectively.

(c)                                                    Except as set forth in Section 4.06(c) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is, and since December 31, 2010, has been, in compliance with all Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, except for any non-compliance that would not have a Company Material Adverse Effect.  Except as set forth in Section 4.06(c) of the Company Disclosure Schedule, as of the date of this Agreement, no investigation, charge, assertion or review by any Governmental Authority with respect to the Company or any Subsidiary is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority alleged any violation of any such Laws or initiated any such investigation or review of the Company or any of its Subsidiaries, except, in each case, as would not have a Company Material Adverse Effect.

(d)                                                   Except as set forth in Section 4.06(d) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, (i) to the Company’s Knowledge, each holder or beneficial owner of Shares and/or Company Share Awards (other than the Rollover Shareholders that are reporting persons on the Schedule 13D Amendment No.1 with respect to Pactera Technology International Ltd. filed by Mr. Chris Chen and others on September 12, 2013) who is a “domestic resident” (as set forth in SAFE Circular 75) and subject to any of the registration or reporting requirements of SAFE Circular 75 or any other applicable SAFE rules and regulations directly relating to SAFE Circular 75 (collectively and including any successor PRC Law, the “SAFE Circular 75 Rules and Regulations”) has complied with such reporting and/or registration requirements under the SAFE Circular 75 Rules and Regulations with respect to such holder’s investment in the Company, (ii) none of the Company, its Subsidiaries and any such holder has received any written inquiries, notifications, orders or any other forms of correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Circular 75 Rules and Regulations, and (iii) each of the Company, its relevant Subsidiaries and such holder has made all written filings, registrations, reportings or any other communications required by SAFE Circular 75 Rules and Regulations.

Section 4.07           SEC Filings; Financial Statements.  Except as set forth in Section 4.07 of the Company Disclosure Schedule:

(a)                                                   The Company and VanceInfo have timely filed or furnished, as applicable, all forms, reports, statements, schedules and other documents (together with all exhibits and schedules thereto) required to be filed or furnished by them with the SEC since December 31, 2010 (such forms, reports, statements, schedules and other documents filed or furnished by the Company and VanceInfo since December 31, 2010 and those filed or furnished subsequent to the date hereof, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed or furnished, as applicable, and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed or furnished, as applicable,, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is or has been subject to the reporting requirement of Sections 13(a) or 15(d) of the Exchange Act.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries is the subject of ongoing SEC review or investigation.

(b)                                                   Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein

(subject, in the case of unaudited statements, to normal and recurring year-end adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules promulgated by the SEC relating to unaudited financial statements).

(c)                                                    Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, except for liabilities and obligations (i) that are reflected, or for which reserves were established, on the 2012 Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (iii) that would not have a Company Material Adverse Effect, or (iv) that are disclosed prior to the date of this Agreement in the Company SEC Reports, incurred in connection with the Transactions or otherwise as contemplated by this Agreement.

(d)                                                   The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report.  The Company has been and is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the NASDAQ.  To the Knowledge of the Company, there have been no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed and maintained to ensure that information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company maintains internal control over financial reporting (as such term is defined in the Exchange Act) that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Neither the Company nor, to the Knowledge of the Company, the Company’s outside auditors have identified or been made aware of “significant deficiencies” or “material weakness” (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting (as defined in the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act, and based on such evaluation, the Company’s certifying officer concluded that such disclosure controls and procedures are effective.  As used in this Section 4.07, the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e)                                                    The Company maintains and has maintained a standard system of accounting established and administered in accordance with GAAP in all material respects.

(f)                                                     There is no outstanding transaction, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of its Subsidiaries is a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act in a Company SEC Report that was not so disclosed.

(g)                                                    None of the Company or any of its Subsidiaries has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act) that would be required to be disclosed under Item 303 of Regulation S-K promulgated under the Securities Act.

Section 4.08           Absence of Certain Changes or Events.  Except as set forth in Section 4.08 of the Company Disclosure Schedule, since December 31, 2012, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), and (b) there has not been any change in the financial condition, business or results of operations of the Company and its Subsidiaries or any circumstance, occurrence or development which has had a Company Material Adverse Effect.  Since June 30, 2013, there has been no event, change, occurrence or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01.

Section 4.09           Absence of Litigation.  Except as set forth in Section 4.09 of the Company Disclosure Schedule, as of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before any Governmental Authority that has had or would be reasonably expected to have a Company Material Adverse Effect.  Except as set forth in Section 4.09 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries nor any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

Section 4.10           Labor; Employment and Benefits Matters.  (a) Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement or understanding with any labor organization, works council, or other representative applicable to persons employed by the Company or any of its Subsidiaries, nor is any such agreement presently being negotiated by the Company or any of its Subsidiaries.  There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries before any Governmental Authority and there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its

Subsidiaries, except as would not have a Company Material Adverse Effect.  No executive or key employee of the Company or any of its Subsidiaries has given notice that he or she plans to terminate employment with the Company or the applicable Subsidiary and no significant number of employees of the Company or any of its Subsidiaries have given notice that they plan to terminate employment with the Company or the applicable Subsidiary, except as would not have a Company Material Adverse Effect.

(b)                                                   Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, (A) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes; and (B) without prejudice to the generality of the foregoing, since December 31, 2010, each PRC Subsidiary has complied with all the applicable PRC Laws in labor management, including without-written-contract requirement, open-ended contract entitlement, paid leaves entitlement, payroll and overtime compensation, and severance payment, and has not been investigated by any Governmental Authority in charge of labor management for violating any PRC labor Law.

(c)                                                    Each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and each other employment, incentive compensation, bonus, severance, retention, change of control, deferred compensation, equity or equity-based award, or any other material vacation or sick pay, fringe benefit, retirement, post-retirement, life insurance, medical, hospital, disability, welfare, pension, supplemental housing provident fund or other employee benefit plan, program, arrangement or agreement of any kind providing for compensation or benefits, whether or not reduced to writing, in each case maintained by the Company or any of its Subsidiaries for the benefit of any current or former Service Provider or with respect to which the Company or any of its Subsidiaries has or may have any liability (the “Benefit Plans”) is listed on Section 4.10(c) of the Company Disclosure Schedule.  True and complete copies of (i) each Benefit Plan, including all amendments thereto, or with respect to any unwritten Benefit Plan, a true and complete summary of the material terms of such plan, (ii) the most recent written plan summary, (iii) the most recent government approval or certification with respect to each Benefit Plan requiring such approval, and (iv) the most recent annual tax filings have been made available to Parent, Midco and Merger Sub.

(d)                                                   Except (i) as set forth in Section 4.10(d) of the Company Disclosure Schedule, or (ii) as otherwise specifically provided in this Agreement regarding the Company Share Awards, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (A) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Benefit Plans or otherwise; (B) increase any benefits otherwise payable under any of the Benefit Plans; (C) result in any acceleration of the time of payment or vesting of any such benefits; or (D) limit or restrict the right to amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time.  Except as set forth in Section 4.10(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (x) result in any

“parachute payment” that would not be deductible by reason of the application of Section 280G of the Code or (y) entitle any Person to any tax gross-up payment.

(e)                                                    Except as set forth in Section 4.10(e) of the Company Disclosure Schedule, there is no outstanding Order or pending or threatened claim against the Benefit Plans that would have a Company Material Adverse Effect.  Except as could not have a Company Material Adverse Effect, (i) each document prepared in connection with a Benefit Plan complies with applicable Law, (ii) each Benefit Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting principles in the applicable jurisdiction applied to such matters, and (iii) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Benefit Plan, and no Action is pending or threatened with respect to any Benefit Plan.  Each Benefit Plan that is subject to approval or qualification under applicable Law has received a favorable determination of such status from the applicable Governmental Authority, if applicable, and nothing has occurred that could result in the loss of such approval or qualification.  Except as set forth in Section 4.10(e) of the Company Disclosure Schedule, all contributions and premium payments required to be made by the Company or its Subsidiaries to any Benefit Plan (including all social security accounts and housing provident fund accounts of the employees of the Company or its Subsidiaries) prior to the Effective Date have been timely made in all material respects.  Neither the Company nor any of its Subsidiaries has any obligations under any Benefit Plan to provide health or other welfare benefits to former Service Providers of the Company or any of its Subsidiaries, except as specifically required by applicable Law.

(f)                                                     Except as set forth in Section 4.10(f) of the Company Disclosure Schedule, none of the Benefit Plans is or has ever been subject to ERISA.  The Company does not have any liability (contingent or otherwise) with respect to any defined benefit plans or multiemployer plans under Title IV of ERISA or any other Law.  Neither the Company nor any ERISA Affiliate maintains or has within the prior six years maintained or contributed to an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code and neither the Company nor any ERISA Affiliate has any material liability (contingent or otherwise) in respect of any such plan.

(g)                                                    Except as set forth in Section 4.10(g) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, (i) each holder or beneficial owner of Shares and/or Company Share Awards who has an employment or service relationship with the PRC Subsidiaries (as set forth in SAFE Circular 7) and is subject to any of the registration or reporting requirements under SAFE Circular 7 or any other applicable SAFE rules and regulations directly relating to SAFE Circular 7 (collectively and including any successor PRC Law, the “SAFE Share Incentive Rules and Regulations”) has entrusted certain PRC Subsidiary of the Company to handle the relevant registration and reporting requirements, and both the entrusted PRC Subsidiary and such holder have complied with such reporting and/or registration requirements under the SAFE Share Incentive Rules and Regulations with respect to the entitlement under the Company Share Incentive Plans; (ii) neither the Company nor any of its PRC Subsidiaries has received any written inquiries, notifications, Orders or any other forms of correspondence from SAFE with respect to any actual or alleged non-compliance with the SAFE Share Incentive Rules and Regulations; and (iii) the Company and its

Subsidiaries have made all written filings, registrations, reporting or any other communications required by SAFE Share Incentive Rules and Regulations.

Section 4.11           Real Property; Title to Assets.

(a)                                                   Section 4.11(a) of the Company Disclosure Schedule sets forth all of the Owned Real Property of the Company and its Subsidiaries.  Except (i) as set forth in Section 4.11(a) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, and the land use rights relating to the Owned Real Property have been obtained from a competent Governmental Authority and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full.  The Company and its Subsidiaries have duly complied with, in all material respects, the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property.

(b)                                                   Section 4.11(b) of the Company Disclosure Schedule sets forth all of the Leases of the Company and its Subsidiaries that, individually or together with other Leases of the Company and its Subsidiaries relating to adjacent premises, provide for (i) leased areas of more than 1,000 square meters, (ii) annual rents of more than $500,000 or (iii) rent free periods, rent subsidies or similar arrangements having a value of more than $500,000 per annum (“Material Leased Real Property”).  The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Material Leased Real Property (and all modifications, amendments and supplements thereto).  Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, (A) each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Material Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, and (B) each Lease for the Material Leased Real Property as set forth in Section 4.11(b) of the Company Disclosure Schedule is valid, binding and enforceable, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its applicable Subsidiaries is in breach or violation of, or default under any Lease for Material Leased Real Property except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                                    Except as would not reasonably be expected to have a Company Material Adverse Effect (i) each Real Property is in compliance with all existing Laws applicable to such Real Property, including such Laws in respect of land expropriation, land bidding, city planning and zoning, construction design, building construction, and construction inspection and acceptance; (ii) each Real Property is permitted to be used for the business that the Company or its relevant Subsidiary (as applicable) currently operates therein; and (iii) each of the Company and its Subsidiaries is permitted to conduct business in the relevant Real Property.

(d)                                                   Except as set forth in Section 4.11(d) of the Company Disclosure Schedule, as of the date of this Agreement, no party to any Lease has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its

Subsidiaries with respect to any material breach or default thereunder.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding Order, and, to the Knowledge of the Company, there is no such Order threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Real Property.

(e)                                                    Except as set forth in Section 4.11(e) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.12           Intellectual Property.

(a)                                                   Section 4.12(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Intellectual Property that is owned by or is licensed to the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries uses or contemplates using, and that is material to the respective businesses of the Company and its Subsidiaries as conducted as of the date hereof (the “Material IP”).

(b)                                                   Except as set forth in Section 4.12(b) of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have a valid and enforceable right or license to use (in the manner in which the same is being used on the date hereof), all Material IP (except for Software (defined below), which is contemplated in Section 4.12(b)(ii) below), and in the case of such Material IP owned by the Company or its Subsidiaries, free and clear of all Encumbrances, except Permitted Encumbrances; (ii) (A) the Company and its Subsidiaries own or have a valid right or license to use, sell, transfer and otherwise exploit all material software and copyrights used in connection with the businesses of the Company and its Subsidiaries as currently conducted (the “Software”), and in the case of such Software owned by the Company or its Subsidiaries, free and clear of all Encumbrances, except Permitted Encumbrances, (B) the Company and its Subsidiaries possess the source code, object code and documentation for all Software owned by the Company and its Subsidiaries, (C) the Company and its Subsidiaries have not disclosed the source code of any Software to any third party, except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to duties and obligations arising by operation of applicable Law, and (D) no Software is subject to any obligation that would require the Company or its Subsidiaries to disclose to any Person any source code or trade secret that is part of any Software, except pursuant to valid and appropriate non-disclosure and/or license agreements; (iii) all Material IP is valid and subsisting, all prosecution, maintenance, renewal and other similar fees therefor have been paid and are current, and all registrations and applications therefor remain in full force and effect; (iv) all of the Material IP disclosed as owned by the Company or its Subsidiaries belong to the Company or its Subsidiaries and are not the property of a third party such as a customer; (v) all current and former employees, consultants, or contractors who have participated in the creation or development of any Intellectual Property created or developed by, for or under the direction or supervision of the Company or any of its Subsidiaries, have executed and delivered to the Company or its Subsidiaries valid and enforceable agreements (A) providing for the non-disclosure by such Person of confidential information, and (B) providing for the assignment by such Person to the Company or its Subsidiaries of any Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or its Subsidiaries; (vi) the Company and its Subsidiaries have paid all such legally required rewards and remuneration to such Persons, and there are no pending Actions or, to the Knowledge of the Company, threatened Actions regarding the payment of such legally required rewards and remuneration to such Persons; (vii) there are no pending or, to the Knowledge of the Company, threatened Actions by any Person alleging infringement, dilution, unauthorized disclosure, or misappropriation by the Company or any of its Subsidiaries of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Intellectual Property, or challenges to the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Company or any of its Subsidiaries; (viii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, dilute, or misappropriate any Intellectual Property rights of any Person; (ix) neither the Company nor any of its Subsidiaries has interfered with, infringed upon, disclosed without authorization, misused, misappropriated or otherwise violated any Intellectual Property rights or the Personal Rights or personal information of any third party; and (x) no Person has infringed, diluted or misappropriated any Intellectual Property owned by the Company or its Subsidiaries.

(c)                                                    The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality, integrity, and security of (A) personal information, material confidential or proprietary information, and trade secrets of the Company and its Subsidiaries, (B) personal information, material confidential or proprietary information, and trade secrets entrusted to the Company or any of its Subsidiaries by their customers, clients, or other Persons to whom the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof, and (C) personal information, material confidential or proprietary information and trade secrets developed or collected by the Company or any of its Subsidiaries that, in accordance with written Contracts or by operation of applicable Law, belong to their customers, clients, or other Persons and regarding which the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof (together, the “Trade Secrets”).

(d)                                                   Except as set forth in Section 4.12(d) of the Company Disclosure Schedule, (i) except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are not in breach of any requirements for or restrictions regarding subcontracting, sublicensing, or disclosure of Intellectual Property, Trade Secrets, or personal information of the Company, its Subsidiaries, or of their clients or customers to any Person (including the Company’s Subsidiaries), contained in any applicable Contracts with any of the Company’s or its Subsidiaries’ customers or clients or under applicable Law, and (ii) the Company has intercompany non-disclosure and/or license agreements with and among all of its Subsidiaries that create, use, collect, access, disclose or are disclosed the Intellectual Property, Trade Secrets, and personal information of the Company or the Company’s customers or clients.

Section 4.13           Taxes.  (a)  Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, since December 31, 2009, all material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all material respects.

(b)                                                   Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, since December 31, 2009, all material Taxes of the Company and its Subsidiaries that are due and payable (whether or not shown on any Tax Return) have been timely paid.  Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 31, 2012 other than in the ordinary course of business consistent with past practice and other than to the extent the tax liability has been paid.  Since December 31, 2009, there are no material Tax liens on the assets of the Company or any of its Subsidiaries other than for (x) Taxes not yet due and payable and (y) Taxes that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been reflected on the books of the Company or its Subsidiaries in accordance with GAAP.

(c)                                                    Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, since December 31, 2009, each of the Company and its Subsidiaries has timely paid and withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority) and have otherwise materially complied with all Tax payments, withholding and reporting requirements.

(d)                                                   Except as set forth in Section 4.13(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations that is currently in effect or agreed to any extension of any period currently in effect for the assessment or collection of any material Tax.  The Company has not sent a written response in respect of any audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries that is currently in progress (each a “Tax Dispute”).  The Company is not otherwise actively contesting any Tax Dispute and no Tax Dispute has been threatened in writing against the Company or any of its Subsidiaries.  No material deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.  The Company and its Subsidiaries have fully complied with all requirements of any Tax exemptions, reductions, holiday and preference claimed on any Tax Return.

(e)                                                    No written claim has ever been made by any taxing authority in a jurisdiction where the Company or a Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is subject to Tax in that jurisdiction or is deemed a tax resident of such jurisdiction.

(f)                                                     Neither the Company nor any of its Subsidiaries is a party to or is bound by any tax sharing agreement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).

(g)                                                    Neither the Company nor any of its Subsidiaries has participated in (x) a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the income tax regulations promulgated under the Code or under any comparable provisions of non-U.S. law or (y) to the Company’s Knowledge, an international boycott within the meaning of Section 999 of the Code.

Section 4.14           Material Contracts.

(a)                                                   Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports that are made available to Parent prior to the date hereof or set forth in Section 4.14 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

(i)                                     would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F under which there are material rights or obligations outstanding;

(ii)                                  would, individually or in the aggregate, prevent, materially delay or materially impair the Company’s ability to consummate the Transactions;

(iii)                               is (A) an indenture, credit agreement, loan agreement, security agreement, guarantee, note, or mortgage, or (B) a Contract relating to Indebtedness or Encumbrance, in each case, having an outstanding amount in excess of $500,000 individually or $3,000,000 in the aggregate other than (x) intercompany agreements or (y) a Contract in respect of any bank acceptance, cash collateralized letter of guarantees, letter of credit, pledge or deposit to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature provided that the aggregate outstanding amount of Indebtedness referred to in clause (y) shall not exceed $4,000,000;

(iv)                              is a Contract pursuant to which the Company or any of its Subsidiaries was granted any land use rights;

(v)                                 involves the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license, Contract or otherwise), of share capital, other equity interests or control of another Person including the acquisition of all or substantially all assets of such Person (1) which took place after December 31, 2012, or (2) contains representations, warranties, covenants, indemnities, tax sharing provisions or other obligations (including indemnification, “earn-out” (when in cash or in any other form of consideration) or other contingent obligations) that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000. As of June 30, 2013, the aggregate amount of contingent payment obligations arising out of acquisitions by the Company, determined in a manner consistent with GAAP, is approximately $36 million;

(vi)                              prohibits the payment of dividends or distributions in respect of the share capital of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the share capital of the Company or any of its wholly owned Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its wholly owned Subsidiaries;

(vii)                           is a license agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms);

(viii)                        (in respect of any master service agreement with a customer that is any of the top twenty (20) customers of the Company for the financial year ended December 31, 2012, or any statements of work or purchase orders under such master service agreement only), contains provisions that prohibit the Company or any of its Subsidiaries from competing in any material line of business in any material respect, grant a right of exclusivity to any Person which prevents the Company or its Subsidiaries from entering any territory, market or field anywhere in the world in any material respect, subject the Company or any of its Subsidiaries to “most favored nation,” “benchmarking” or “price downward adjustment”  obligations, or could require the Company or any of its Subsidiaries to transfer any of its assets or operations (including CDCs) to a third party;

(ix)                              provides for any change of control or similar payments in excess of $3,000,000;

(x)                                 is a Contract (excluding purchase orders or statements of work) under which the actual payment or receipt of amounts by the Company or its Subsidiaries of more than $6,000,000 (other than any Contract referenced in clause (xii) below) during the first six (6) months for the financial year ending December 31, 2013;

(xi)                              is a master service agreement or similar Contract (excluding purchase orders or statements of work), between the Company or any of its Subsidiaries, on the one hand, and any of the top twenty (20) customers of the Company for the financial year ended December 31, 2012, on the other hand;

(xii)                           is a joint venture contract, strategic cooperation or partnership arrangement (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or any other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(xiii)                        is between the Company or any of its Subsidiaries, on the one hand, and any directors or executive officers of the Company or any of its Subsidiaries or their immediate family members or shareholders of the Company or any Subsidiary holding more than 5% of the voting securities of the Company or any Subsidiary, on the other hand, under which there are material rights or obligations outstanding;

(xiv)                       involves waiver, compromise, or settlement of any Action, other than the settlement of any Action (A) in the ordinary course of business and consistent with past practice or (B) involving an amount in dispute of not more than $500,000;

(xv)                          is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority, on the other hand, with a transaction amount of more than $2,000,000; or

(xvi)                       any other Contracts, whether or not made in the ordinary course of business, the absence of which would reasonably be expected to have a Material Adverse Effect.

Each such Contract described in clauses (i) through (xvi) above is referred to herein as a “Material Contract”; provided that Material Contracts shall not include any (x) Benefit Plans, (y) any purchase orders or statements of work and (z) any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other Contract between the Company or one of its Subsidiaries and any Service Provider with respect to which the Company or one of its Subsidiaries has or may have any material liability or obligation, which Contracts are dealt with exclusively in Section 4.10.

(b)                                                   Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.15           Insurance.  Section 4.15 of the Company Disclosure Schedule sets forth a true and complete list of insurance policies maintained by the Company that cover insurance amounts of more than $5,000,000 (the “Covered Insurance Policies”) and each of its Subsidiaries and the claims that have been made and/or settled under such insurance policies.  Except as would not have a Company Material Adverse Effect, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in such amounts as reasonably required for the operation of the business of the Company and its Subsidiaries and against such risks as is sufficient to comply with applicable Law and requirements under applicable Material Contracts, and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any Covered Insurance Policy, and (c) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing Covered Insurance Policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.16           Environmental Matters.  (a)  Except as set forth in Section 4.16(a) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since December 31, 2010 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, (ii) there have been no releases of Hazardous Substance at or on any property owned or operated by the Company or any of its Subsidiaries, (iii) no property owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance, (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law, (v) neither the Company nor any of its Subsidiaries is subject to any Order with any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances, and (vi) subject to compliance with applicable Environmental Laws, none of the Company or any of its Subsidiaries is required to spend substantial capital expenditure due to environmental protection reasons.

(b)                                                   For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)                   “Environmental Laws” means any applicable Law of the PRC and any other jurisdiction in which the Company or any of its Subsidiaries has a presence relating to: (A) Releases or threatened Releases of Hazardous Substance, (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substance, or (C) the protection of the environment or human health and safety (including radioisotope safety, bio safety and fire protection).

(ii)                                  “Environmental Permits” means all assessments, permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(iii)                               “Hazardous Substance” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

(iv)                              “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 4.17           Customers and Suppliers.  Section 4.17 of the Company Disclosure Schedule lists the (a) thirty (30) largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries during the first six (6) months for the financial year ending December 31, 2013), and (b) ten (10) largest subcontractors of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries during the first six (6) months for the financial year ending December 31, 2013 and excluding subcontractors’ procuring equipment for the Company).  Neither the Company nor any of its Subsidiaries has

received any written notice from any such customer or supplier that it intends to terminate, materially reduce, or not renew, its relationship with the Company or such Subsidiary, as the case may be, and to the Knowledge of the Company, no such customer or supplier intends to terminate, materially reduce, cancel, or otherwise terminate its relationship with the Company or such Subsidiary, as the case may be.

Section 4.18           Interested Party Transactions.  Except as set forth in Section 4.18 of the Company Disclosure Schedule, none of the officers or directors of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors and employees of the Company or any of its Subsidiaries), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including share award agreements under any share incentive plan of the Company or any of its Subsidiaries.

Section 4.19           Compliance with Anti-Corruption Laws.

(a)                                                   Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers or, to the Company’s Knowledge, agents has in any respect taken any action, failed to take any action or has been alleged to have taken any action that, directly or indirectly, would constitute a violation by such Persons of Anti-Corruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value (“Payment”) (i) to or for the use of any Government Official, (ii) to any other Person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other Person, or will reimburse such other Person for Payments previously made, to any Government Official; or (iii) to any other Person or entity, to obtain or keep business or to secure some other improper advantage, the payment of which would violate applicable Anti-Corruption Laws, in each case except as would not be material.  Without limiting the generality of the foregoing, none of the Company, any of its Subsidiaries and their respective directors, officers, employees or, to the Company’s Knowledge, agents has directly or indirectly, (x) made any contribution, gift, bribe, payoff, influence payment, kickback, or any other fraudulent payment in any form, whether in money, property, or services to any Person in the PRC, in violation of any applicable Anti-Corruption Laws: (1) to obtain favorable treatment in securing business for the Company or its Subsidiaries, (2) to pay for favorable treatment for business that is already secured, or (3) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or its Subsidiaries; or (y) established or maintained any fund or assets in which a PRC Subsidiary has proprietary rights and which have not been recorded in the books and records of the relevant PRC Subsidiaries, except, in each case, as would not be material.

(b)                                                   Neither the Company nor any of its Subsidiaries is a governmental entity or an instrumentality of a government.

(c)                                                    To the Company’s Knowledge, no director, officer, agent or employee of the Company or any of its Subsidiaries is currently a Government Official.

(d)                                                   To the Company’s Knowledge, no Government Official has any material legal or beneficial interest in the Transactions or any Payments to be made in connection with the Transactions.

(e)                                                    Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers or, to the Company’s Knowledge, agents is subject to any sanction administered by the Office of Foreign Assets Control of the United States Treasury Department (“U.S. Economic Sanctions”) and none of them have made any sales to or engage in business activities with or for the benefit of any Persons and countries that are subject to U.S. Economic Sanctions, including any “Specially Designated Nationals and Blocked Persons.”

(f)                                                     The operations of the Company and each of its Subsidiaries have been conducted at all times in compliance with Money Laundering Laws in all material respects.

Section 4.20           Takeover Statutes.  The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (save for CICL) or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or other Transactions.

Section 4.21           Opinion of Financial Advisor.  The Special Committee has received the written opinion of J.P. Morgan Securities (Asia Pacific) Limited (the “Company Financial Advisor”), dated the date of this Agreement, subject to the limitations, qualifications and assumptions set forth therein, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of each of the Shares and the ADSs (in each case, other than Parent, Midco, Merger Sub, the Rollover Shareholders, the Sponsor and the Dissenting Shareholders), and a copy of such opinion will be delivered to Parent, solely for informational purposes, promptly following the execution of this Agreement.  It is agreed and understood that such opinion may not be relied on by Parent, Midco, Merger Sub or any of their respective Affiliates.

Section 4.22           Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  The Company has made available to Parent, Midco and Merger Sub a complete and accurate copy of all agreements pursuant to which the Company Financial Advisor is entitled to any fees and expenses in connection with the Transactions.  On or prior to the date hereof, the Company has provided to Parent (i) the approximate aggregate amount of all unpaid Expenses of the Company as of the date hereof and (ii) the Company’s good faith estimate of the aggregate amount of unpaid Expenses of financial and legal advisors of the Company as of immediately prior to the Effective Time (based on the assumptions set forth therein).

Section 4.23           No Additional Representations.  Except for the representations and warranties made by the Company in this ARTICLE IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Midco, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Midco, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent, Midco and Merger Sub acknowledges the foregoing.  Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Midco, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Midco, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, MIDCO AND MERGER SUB

As an inducement to the Company to enter into this Agreement, except as set forth in the corresponding section of the Parent Disclosure Schedule (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, without independent inquiry), Parent, Midco and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01           Corporate Organization.  Each of Parent, Midco and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent, Midco or Merger Sub to consummate the Transactions.

Section 5.02           Memorandum and Articles of Association.  Parent has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association of Parent, the memorandum and articles of association of Midco, and the memorandum and articles of association of Merger Sub, each as amended to date.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect.  None of Parent, Midco or Merger Sub is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 5.03           Capitalization.

(a)                                                   As of the date hereof, the authorized share capital of Parent consists solely of 5,000,000 ordinary shares, par value $0.01 per share.  As of the date of this Agreement, one (1) ordinary share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable.  Except as set forth in the Contribution Agreements and the Equity Commitment Letter, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent, Midco or Merger Sub or obligating Parent, Midco or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent, Midco or Merger Sub.  All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)                                                   As of the date hereof, the authorized share capital of Midco consists of 5,000,000 ordinary shares, par value $0.01 per share.  As of the date hereof, one (1) ordinary share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and is owned by Parent.  All outstanding shares of Midco are owned by Parent free and clear of all Encumbrances, except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

(c)                                                    As of the date hereof, the authorized share capital of Merger Sub consists of 5,000,000 ordinary shares, par value $0.01 per share. As of the date hereof, one (1) ordinary share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and is owned by Midco.  All outstanding shares of Merger Sub are owned by Midco free and clear of all Encumbrances, except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Midco’s ability to consummate the Transactions.

Section 5.04           Authority Relative to This Agreement.

(a)                                                   Each of Parent, Midco and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the approval of this Agreement by Parent in accordance with Section 7.08(g), to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent, Midco and Merger Sub and the consummation by Parent, Midco and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent, Midco or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval of this Agreement by Parent in accordance with Section 7.08(g) and the filing of the Plan of Merger and related documents as required by the CICL).  This Agreement has been duly and validly executed and delivered by each of Parent, Midco and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent, Midco and Merger Sub, enforceable against each of Parent, Midco and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)                                                   The Parent Board, the board of directors of Midco and the board of directors of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent, Midco and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board, the board of directors of Midco and the board of directors of Merger Sub to effect the Transactions.

Section 5.05           No Conflict; Required Filings and Consents.

(a)                                                   The execution and delivery of this Agreement by each of Parent, Midco and Merger Sub do not, and the performance of this Agreement by each of Parent, Midco and Merger Sub, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of Parent, Midco or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, and subject to the approval of this Agreement by Parent in accordance with Section 7.08(g), conflict with or violate any Law applicable to Parent, Midco or Merger Sub or by which any property or asset of Parent, Midco or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent, Midco or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent, Midco or Merger Sub is a party or by which Parent, Midco or Merger Sub or any property or asset of Parent, Midco or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent, Midco or Merger Sub to consummate the Transactions.

(b)                                                   The execution and delivery of this Agreement by each of Parent, Midco and Merger Sub do not, and the performance of this Agreement by each of Parent, Midco and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including the filing of the Proxy Statement, and the filing of one or more amendments to the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for the pre-merger notification and clearance requirements of the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required), and (v) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent, Midco or Merger Sub to consummate the Transactions.

Section 5.06           Operations of Parent, Midco and Merger Sub.  Parent, Midco and Merger Sub were formed solely for the purpose of engaging in the Transactions (including the contribution of Rollover Shares).  Except for obligations or liabilities incurred in connection with its formation and related to the Transactions (including in connection with arrangement of the Debt Financing), each of Parent, Midco and Merger Sub has not incurred and will not, prior to the Effective Time, incur, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities, or engage in any business activities of any type or kind whatsoever or enter into any agreements or arrangements with any Person.

Section 5.07           Absence of Litigation.  There is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, before any Governmental Authority that, individually or in the aggregate, prevents or has prevented or materially adversely affects or has materially adversely affected the ability of Parent, Midco or Merger Sub to consummate the Transactions.  Neither Parent nor any of its Subsidiaries nor any material property or asset of Parent or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially adversely affect the ability of Parent, Midco or Merger Sub to consummate the Transactions.

Section 5.08           Financing.

(a)                                                   Assuming (i) the Financing is funded in accordance with the Financing Documents, (ii) the contributions, investments and other transactions contemplated by the Contribution Agreements are consummated in accordance with the terms of the Contribution Agreements, and (iii) the satisfaction of the conditions to the obligation of Parent, Midco and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions, Parent, Midco and Merger Sub will have available to them, as of or immediately after the Effective Time all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Financing and the other Transactions and to pay all related Expenses.

(b)                                                   Parent has delivered to the Company true, correct and complete copies of (i) an executed equity commitment letter from the Sponsor (the “Equity Commitment Letter”) pursuant to which the Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth therein (the “Equity Financing”), the proceeds of which shall be used by Parent to purchase the equity securities of Midco in an amount equal to the Equity Financing, which shall then be used to finance the consummation of the Merger and the other Transactions, (ii) an executed debt commitment letter, dated as of the date of this Agreement, between Midco and Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, HSBC Securities (USA) Inc., HSBC Bank USA, N.A., and HSBC Bank (China) Company Limited Beijing Branch, 汇丰银行（中国）有限公司北京分行and the related Redacted fee letter (as may be amended, restated, replaced, supplemented, modified and substituted pursuant to Section 7.15, the “Debt Financing Commitment”, and together with the Equity Commitment Letter, the “Financing Documents”), pursuant to which, the Financing Sources party thereto have agreed to provide the financing in the aggregate amount set forth in such Debt Financing Commitment (the “Debt Financing”, and together with the Equity Financing, the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions and (iii) the

Contribution Agreements.  The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary with respect to the provisions therein as and to the extent set forth in section 9 of the Equity Commitment Letter.  As of the date hereof, each of the Financing Documents, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Midco and the other parties thereto.  As of the date hereof, each of the Financing Documents has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated.  Parent, Midco or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Financing Documents and will pay when due all other fees arising under the Financing Documents as and when they become due and payable thereunder.

(c)                                                    As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Midco or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Financing Documents; provided, however, that Parent, Midco and Merger Sub are not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV.  Parent, Midco and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Midco at the Effective Time; provided, however, that Parent, Midco and Merger Sub are not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV, or compliance by the Company with its obligations under this Agreement.  The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent and Midco on the terms therein.  The parties hereto agree that it shall not be a condition to Closing for Parent, Midco or Merger Sub to obtain the Financing or the Alternative Debt Financing.

(d)                                                   There are no side letters or other oral or written Contracts related to the funding of the full amount of the Financing to which Parent or any of its Subsidiaries is a party other than (i) as expressly set forth in the Financing Documents, and (ii) customary engagement and fee letters (Redacted copies of any such fee letters have been delivered to the Company to the extent such fee letters include “market flex” provisions (other than fees or pricing terms) affecting the terms, funding conditions or amount of the Debt Financing).

Section 5.09           Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Guarantee with respect to certain matters on the terms specified therein.  The Guarantee is in full force and effect and constitutes legal, valid, binding and enforceable obligations of the respective Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.10           Brokers.  No broker, finder or investment banker (other than Citigroup Global Markets Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Midco or Merger Sub.

Section 5.11           Solvency.  None of Parent, Midco or Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  Assuming (i) the Company will be solvent (as such term is used under the Laws of the Cayman Islands) immediately prior to the Effective Time, (ii) the accuracy of the representations and warranties made by the Company in ARTICLE IV, and (iii) the satisfaction of the conditions of Parent, Midco and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions, including the Financing (and any Alternative Debt Financing, if applicable), the payment of the Merger Consideration and the aggregate amount of consideration payable in respect of Company Share Awards in accordance with Section 3.04, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time, as such term is used under the Laws of the Cayman Islands.

Section 5.12           Ownership of Company Shares.  As of the date hereof, other than as a result of this Agreement, the Contribution Agreements and the Voting Agreements, none of Parent, Midco or Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.13           Independent Investigation.  Parent, Midco and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Midco and Merger Sub, their respective Affiliates and Representatives.  Each of Parent, Midco and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of Parent, Midco and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.14           Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts.  As of the date hereof, other than the Buyer Group Contracts, there are no Contracts (whether oral or written) (i) between Parent, Midco, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.15           Non-Reliance on Company Estimates.  The Company has made available to Parent, Midco and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent, Midco and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent, Midco and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent, Midco and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent, Midco nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent, Midco nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.16           No Additional Representations.  Except for the representations and warranties made by Parent, Midco and Merger Sub in this ARTICLE V, neither Parent, Midco nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent, Midco or Merger Sub or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company hereby acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01           Conduct of Business by the Company Pending the Merger.

(a)                                                   The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use its reasonable best efforts to carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their reasonable best efforts, consistent with past practice, to preserve substantially intact their business organization, maintain in effect all material Company Permits, and maintain in all material respects their current relationships and goodwill with customers, suppliers, and distributors with which the Company or any of its Subsidiaries has material business relations as of the date hereof.

(b)                                                   By way of amplification and not limitation, except as (i) set forth in Section 6.01(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

(i)                                     amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(ii)                                  issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any shares of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for such shares, or any options, warrants or other rights of any kind to acquire any shares or such convertible or exchangeable securities (including the Company Share Awards, share appreciation rights, phantom stock or similar instruments), other than in connection with (A) the exercise of Company Share Awards outstanding on the date hereof, in accordance with their terms on the date hereof or entered into or amended in compliance with this Agreement, (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards outstanding on the date hereof, in accordance with their terms on the date hereof, (C) the acquisition by the Company of its securities in connection with the net exercise of Company Share Awards outstanding on the date hereof, in accordance with their terms on the date hereof, (D) the issuance of Company securities as required to perform any obligations of the Company outstanding as of the date hereof under which the Company is obligated to make such issuance for any earn-outs payable in connection with the acquisition of any Person or the assets or business of any Person pursuant to a Material Contract disclosed under Section 4.14(a)(v) for an aggregate value of not more than $6,000,000, or (E) the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(iii)                               (A) sell, transfer, lease, or otherwise dispose of, or authorize the sale, transfer, lease or other disposition of material assets of the Company or any of its Subsidiaries having a current value in excess of $10,000,000 in the aggregate, except (x) in the ordinary course of business and in a manner consistent with past practice or (y) any sale, transfer, lease, pledge or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries in the ordinary course of business and in a manner consistent with past practice, (B) pledge, grant an Encumbrance on or permit an Encumbrance to exist on any material assets of the Company or any of its Subsidiaries, or (C) adopt, pass any resolution to approve or make any petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization;

(iv)                              declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries in the ordinary course of business and in a manner consistent with past practice, or enter into any agreement with respect to voting or registration of its share capital;

(v)                                 reclassify, combine, split, subdivide or amend the terms of any of its shares or any share capital or other ownership interests of any of the Company’s Subsidiaries;

(vi)                              directly or indirectly acquire (including by merger, consolidation or acquisition of shares or any other business combination) any corporation, partnership, other business organization or any division thereof, or all or substantially all of the assets of any corporation, partnership, or other business organization;

(vii)                           incur, issue, renew, prepay, syndicate, redeem, acquire, refinance or modify any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to, or investments in, any Person other than (x) intercompany agreements or (y) a Contract in respect of any bank acceptance, cash collateralized letter of guarantees, letter of credit, pledge or deposit to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature provided that the aggregate outstanding amount of Indebtedness referred to in clause (y) shall not exceed $4,000,000;

(viii)                        offer, place or arrange any issue of debt securities or other credit facilities that would reasonably be expected to compete with or impede the Debt Financing or cause the breach of any provisions of the Debt Financing Commitment or cause any condition set forth in the Debt Financing Commitment not to be satisfied;

(ix)                              (x) other than expenditures necessary to maintain existing assets in good repair, authorize or make any commitment with respect to, any single capital expenditure which is individually in excess of $2,000,000 or (y) authorize or make any commitment with respect to capital expenditures which are, in the aggregate, in excess of $12,000,000;

(x)                                 make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable GAAP or applicable Law;

(xi)                              make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law and as discussed with Parent), enter into any material closing agreement with respect to Taxes or request any material ruling with respect to Taxes, assign or surrender any right to claim a material refund of Taxes, settle (or request to settle) or finally resolve any material controversy with respect to

Taxes, extend or waive any statute of limitation with respect to any material Tax, or materially change any method of Tax accounting or Tax accounting period, or take any action outside the ordinary course of business that could reasonably be expected to result in the Company or any of its Subsidiaries being required to include a material item of income in, or exclude a material deduction from, a Tax Return for a period beginning after the Closing Date;

(xii)                           except in the ordinary course of business consistent with past practice, enter into, amend, assign or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xiii)                        fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or any other Governmental Authority;

(xiv)                       (A) sell, assign, license, sublicense, grant a covenant not to sue regarding, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Encumbrance (other than Permitted Encumbrances) on, any Material IP, other than in the ordinary course of business consistent with past practice or for the purpose of disposing of obsolete or worthless assets, or (B) disclose to or allow to be disclosed to or discovered by any Person any material Trade Secrets except pursuant to valid and appropriate non-disclosure or license agreements or pursuant to obligations to maintain the security and confidentiality thereof arising by operation of law;

(xv)                          except as required by any Benefit Plan in effect on the date hereof or as required by applicable Law (A) increase the compensation or fringe benefits of any directors, officers or employees with an annual total compensation in excess of the Threshold Amount; (B) grant any severance or termination pay, or any retention pay for any employees with an annual total compensation in excess of the Threshold Amount; (C) waive or amend in any respect any performance, or vesting criteria or accelerate vesting, exercisability or funding under any Benefit Plan; (D) enter into or amend any employment, consulting or severance agreement or arrangement with any of its present directors, officers, employees or independent consultants, other than in the ordinary course of business consistent with past practice with respect to employees with an annual total compensation of less than the Threshold Amount; (E) establish, adopt, enter into or amend or terminate any Benefit Plan; (F) hire any new employees other than employees with an annual total compensation of less than the Threshold Amount; or (G) terminate the employment or services, as applicable, of any of the Company’s present directors or officers, other than a termination for cause;

(xvi)                       settle any Action, other than the settlement of any Action (A) in the ordinary course of business and consistent with past practice or (B) involving an amount in dispute of not more than $500,000;

(xvii)                    engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole; or

(xviii)                 agree or commit to do any of the foregoing.

Section 6.02           Conduct of Business by Parent, Midco and Merger Sub Pending the Merger.  Each of Parent, Midco and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not:  (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent, Midco or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03           No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent, Midco or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s, Midco’s or Merger Sub’s operations.  Prior to the Effective Time, each of Parent, Midco, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.04           Actions Taken at Direction of Parent.  It is agreed that Parent shall not have any right to (a) terminate this Agreement under Section 9.01(c)(i), or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in ARTICLE IV or any covenant or agreement of the Company under Section 6.01 to the extent such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of (A) Parent or (B) any of its Affiliates without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01           Proxy Statement and Schedule 13E-3.

(a)                                                   As soon as reasonably practicable following the date of this Agreement the Company shall (i) prepare and file with the SEC the Schedule 13E-3 and a proxy statement relating to this Agreement, the Plan of Merger and the Transactions (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”); (ii) respond as promptly as reasonably practicable to any comments of the SEC with respect to the Schedule 13E-3 and the Proxy Statement; (iii) use commercially reasonable efforts to have the SEC confirm that it has no further comments thereto; (iv) cause a letter to shareholders, notice of meeting and form of proxy accompanying the Proxy Statement that will be provided to the holders of Shares in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting, to be mailed to the holders of Shares at the earliest practicable date after the date that the SEC confirms it has no further comments; and (v) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Company

Shareholders’ Meeting and the Merger; provided, however, that no filing of the Schedule 13E-3, the Proxy Statement, any amendments or supplements thereto, or any response to the SEC will be made by the Company unless Parent and its counsel has had a reasonable opportunity to review and propose comments which the Company shall consider in good faith; provided, further, however, that nothing in this Section 7.01(a) shall limit or preclude the ability of the Company Board (or the Special Committee) to effect a Change in the Company Recommendation.  Unless the Company Board (or the Special Committee) has effected a Change in the Company Recommendation, the Company and Parent shall cooperate to: (A) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings; (B) prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; and (C) file and distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur or any information be discovered which requires such action at any time prior to the Company Shareholders’ Meeting.  The Company will cause the information relating to the Company for inclusion in the Schedule 13E-3 and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

(b)                                                   Parent shall provide to the Company all information concerning Parent, Midco and Merger Sub as may be reasonably requested by the Company in connection with the Schedule 13E-3 and the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Schedule 13E-3 and the Proxy Statement and resolution of comments of the SEC or its staff related thereto.  Parent will cause the information relating to Parent, Midco or Merger Sub supplied by it for inclusion in the Schedule 13E-3 and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent, Midco or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.  Each of Parent, Midco and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Schedule 13E-3 and the Proxy Statement promptly following request therefor from the Company.

(c)                                                    Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent, Midco or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent, Midco or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02           Company Shareholders’ Meeting.

(a)                                                   Subject to Section 9.01, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall take, in accordance with applicable Law and its memorandum and articles of association, all action reasonably necessary to call, give notice of, set a record date for, and convene the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval.

(b)                                                   The Company may, and Parent may request that the Company, adjourn or postpone the Company Shareholders’ Meeting for up to thirty (30) days (but in any event no later than five Business Days prior to the End Date), (x) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Company Shareholder Approval or (y) in order to allow reasonable additional time for (1) the filing and mailing of, at the reasonable request of any party hereto, any supplemental or amended disclosure and (2) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting, in which event the Company shall, in each case, cause the Company Shareholders’ Meeting to be adjourned or postponed.  For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), the Company shall not be required to convene the Company Shareholders’ Meeting and submit this Agreement to the holders of the Shares for approval.

(c)                                                    Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law, the memorandum and articles of association of the Company, or failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.  In the event that the date of the Company Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Company Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law, the memorandum and articles of Company, or failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(d)                                                   Unless there has been a Change in the Company Recommendation pursuant to Section 7.03(d), the Company Board shall (i) make the Company Recommendation and include such recommendation in the Proxy Statement and (ii) shall use commercially reasonable efforts to take all actions reasonably necessary in accordance with applicable Law and the memorandum and articles of association of the Company, to solicit the Company

Shareholder Approval.  Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

Section 7.03           No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement.

(a)                                                   Until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE IX,

(i)                                     the Company and its Subsidiaries shall not, and shall instruct their respective Representatives not to, directly or indirectly:

(A)                               solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(B)                               engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Midco, Merger Sub or any designees of Parent, Midco or Merger Sub) with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal;

(C)                               approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for,  relating to, or reasonably be expected to result in any Acquisition Proposal;

(D)                               amend or grant any waiver or release (but the Company may grant any consent) under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Subsidiaries; or

(E)                                propose or agree to do any of the foregoing.

(ii)                                  The Company agrees, and the Company Board shall direct, that the Company and its Subsidiaries and its and their Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.  The Company shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of shares or assets or otherwise) the Company or any of its Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b)                                                   Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company, its Subsidiaries and the Company’s and its Subsidiaries’ Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.03:

(i)                                     contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)                                  provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (and in any event within 24 hours) provided to Parent); provided that the Company shall concurrently make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and/or

(iii)                               engage or participate through the Special Committee in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 7.03(b)(ii) or Section 7.03(b)(iii) above, the Company Board (or the Special Committee) shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

(c)                                                    Except as set forth in Section 7.03(d), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation or (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, or (C) take any action or make any other public statement in connection with the Company Shareholders’ Meeting inconsistent with the Company Recommendation (any of such actions described in foregoing clauses (A), (B) or (C) being referred to as a “Change in the Company Recommendation”); provided, however, that a “stop, look and listen” communication by the Company Board (or the Special Committee) pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication with respect to an Acquisition Proposal, which did not result from any breach of this Section 7.03, shall not be deemed to be a Change in the Company Recommendation or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d)                                                   Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 7.03, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or the Special Committee) may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement, if and only if:

(i)                                     (1) with respect to a Change in the Company Recommendation, the Company Board (or the Special Committee) determines in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.03, the Company Board (or the Special Committee) determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that failure to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws;

(ii)                                  prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with this Section 7.03(d), (A) the Company shall have provided prior written notice (the “Change or Termination Notice”) to Parent that the Company Board (or the Special Committee) has resolved to effect a Change in the Company Recommendation or to terminate this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company shall (1) cause its financial and legal advisors to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Hong Kong Time or any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement and/or the Financing Documents so that such Superior Proposal ceases to constitute a Superior Proposal or so that the failure to effect a Change in the Company Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, and (2) permit Parent and its Representatives during the Notice Period to make a presentation to the Company Board and the Special Committee regarding this Agreement and/or the Financing Documents and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that, with respect to a Change in the Company Recommendation made in connection with an Acquisition Proposal or a termination of this Agreement to enter into an Alternative Acquisition Agreement, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 7.03(d)(ii) with respect to such new written notice; provided, further, that with respect to the new written notice to Parent, the Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above;

(iii)                               following the end of the Notice Period (and any renewed period thereof), the Company Board (or the Special Committee) shall have determined in good faith (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement and/or the Financing Documents, that (1) with respect to a Change in the Company Recommendation, failure to effect a Change in the Company Recommendation would still reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal and failure to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal would still reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws; and

(iv)                              in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a) and the Parent Expenses in accordance with Section 9.03(f).

(e)                                                    Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or the Special Committee), from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal; provided that (i) the Board shall, until any Change in Company Recommendation, expressly reaffirm the Company Recommendation in such disclosure; and (ii) if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement that the Company Board or the Special Committee has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, which is consistent with this Section 7.03, shall not be deemed to be a Change in the Company Recommendation).

(f)                                                     The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if it or to its Knowledge any of its Representatives becomes aware that any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the

Company Board (or any committee thereof) or any Representative of the foregoing, indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed and the status of any such discussions or negotiations (including copies of all material written correspondence relating to such Acquisition Proposal or requests exchanged between the Company or any of its Subsidiaries, on the one hand, and the Person making such Acquisition Proposal or request, on the other hand).  None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal.

Section 7.04           Access to Information; Confidentiality.

(a)                                                   Except as otherwise prohibited by applicable Law or the terms of any contract or agreement to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records (including Tax records and Tax and accounting working papers) thereof; and (ii) furnish Parent and its Representatives and the Financing Sources with such information concerning its business, properties, contracts, assets, liabilities, personnel and other data, analyses, projections, plans and information as Parent or its Representatives and the Financing Sources may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Order, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation).

(b)                                                   All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement.

(c)                                                    Notwithstanding anything herein (including Section 9.02 and Section 10.04(a)) or the provisions of the Confidentiality Agreement, the parties hereto agree that restrictions contained in the last paragraph on page 3 (continued as the first paragraph on page 4) of the Confidentiality Agreement on communications, discussions, negations, arrangements or understandings by and among the parties to the Consortium Agreement, the parties to the Investment Agreement, the Financing Sources and any of their respective Affiliates and Representatives shall be inoperative and of no force and effect as of the date hereof.

(d)                                                   No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05           Employee Benefits Matters.  For the period beginning at the Effective Time and continuing through the first anniversary of the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to provide employees of the Company as of immediately prior to the Effective Time with (a) reasonable levels of cash compensation (excluding equity compensation) that are, in the aggregate, consistent with the Company’s past practices and (b) reasonable employee benefits and arrangements that are, in the aggregate, consistent with the employee benefits and arrangements in effect as of immediately prior to the Effective Time.  Following the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to, in good faith, consider honoring in accordance with their terms, all Contracts, employee benefit plans and arrangements, policies, and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Subsidiary of the Company. Nothing contained herein, expressed or implied is intended to confer upon any Service Provider any benefits under any employee benefit plans or right to employment or continued employment with Parent or the Surviving Company or any of its Subsidiaries for any period by reason of this Agreement.  The provisions of this Agreement, including this Section 7.05 are solely for the benefit of the parties to this Agreement and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing contained herein shall be construed as an amendment to any employee benefit plan for any purpose.

Section 7.06           Directors’ and Officers’ Indemnification and Insurance.

(a)                                                   The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”).  In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association (or other similar organizational documents) of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner except as required by applicable Law.

(b)                                                   From the Effective Time until the sixth anniversary of the Effective Time, to the fullest extent the Company would have been permitted to do so under applicable Law,  Parent shall indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or (iii) the Merger, this Agreement or any of the Transactions; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 7.06(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.  In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for advancement under this Section 7.06(b), then the right to advancement asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c)                                                    Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six year “tail” prepaid policy on the D&O Insurance.  In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect.  In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 7.06(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the current annual premium paid by the Company (such three hundred percent (300%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 7.06(c) of the Company Disclosure Schedule); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d)                 A Person seeking indemnification in accordance with this Section 7.06 shall promptly notify the Surviving Company to prevent the Surviving Company or any of its subsidiaries from being materially and adversely prejudiced by late notice.  The right of the Surviving Company (or a Subsidiary nominated by it), if any, to participate in and/or assume the defense of any action or proceeding in respect of which indemnification is sought under this Section 7.06 shall be determined in accordance with the applicable agreement or document providing for such indemnification.

(e)                 In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.06.

(f)                  The provisions of this Section 7.06 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.06.

(g)                 The agreements and covenants contained in this Section 7.06 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.07    Notification of Certain Matters.

(a)                 From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the discovery of any fact or circumstance, or the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed, and (ii) any failure of the Company, Parent, Midco or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, (B) be deemed to amend or supplement the Company Disclosure Schedule, or (C) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)                 From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and (ii) any Actions commenced or, to the Knowledge of the Company or the Knowledge of Parent (as applicable), threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or Merger Sub, as the case may be, that would have been required to have been disclosed by such Person pursuant to any of such Person’s representations and warranties contained herein, or that relate to such Person’s ability to consummate the Transactions.

Section 7.08    Reasonable Best Efforts; Further Action.

(a)                 Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company and its Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 shall be prohibited by this sentence.

(b)                 Upon the terms and subject to the conditions of this Agreement, each party hereto agrees to (i) make an appropriate filing, if necessary, pursuant to the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required) with respect to the Transactions promptly following the date of this Agreement, (ii) supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required) and (iii) use its reasonable best efforts to obtain approval, consent, clearance or expiration of waiting periods from appropriate Governmental Authorities under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required).

(c)                 Each party hereto shall promptly notify the others of any material communication it receives from any Governmental Authority relating to any filing or submissions under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required) or other applicable antitrust, competition or fair trade Laws.  Each party agrees to provide promptly to the other parties all information and assistance reasonably necessary in connection with preparing and submitting such filings and obtaining the relevant approvals, consents or expiration of waiting periods in relation to such filings.

(d)                 Each of Parent, Midco and Merger Sub, on the one hand, and the Company, on the other hand shall, subject to applicable Laws, (i) permit counsel for the other party to review in advance and consider in good faith the views of the other party in connection with any proposed written communications with Governmental Authorities concerning the Transactions under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the HSR Act (if required) or other applicable antitrust, competition or fair trade Laws, and (ii) provide counsel for the other party with copies of all filings made by such party to, and give the other party the opportunity to attend and participate at any meeting with, any antitrust, competition, or fair trade Governmental Authority and all correspondence between such party (and its advisors) and any antitrust, competition, or fair trade Governmental Authority, and any other information supplied by such party and such party’s Affiliates to or received from any antitrust, competition, or fair trade Governmental Authority in connection with the proposed Transactions, provided, however, that such materials may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege and confidentiality concerns.

(e)                 Each party hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 7.08 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(f)                  Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(g)                 On or before the Closing, Midco shall duly approve this Agreement in its capacity as sole shareholder of Merger Sub in accordance with applicable Law and the memorandum and articles of association of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving this Agreement.

(h)                 Notwithstanding anything in this Agreement to the contrary, in no event will any party hereto or any of their Affiliates (including, after the Effective Time, the Surviving Company) be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to sell, divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets or to pay any material amount (other than the payment of filing fees and fees of counsel).

(i)                  Notwithstanding anything to the contrary, all obligations of the Company, Parent, Midco and Merger Sub relating to the Financing shall be governed exclusively by Section 7.15 and Section 7.16.

Section 7.09    Obligations of Midco and Merger Sub.

(a)                 Parent shall take all actions necessary to cause Midco and Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

(b)                 At the Company Shareholders’ Meeting and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other Transaction contemplated herein is sought, Parent shall, and shall cause its direct or indirect shareholders and their respective Affiliates to, vote their beneficially owned Shares in favor of granting the Company Shareholder Approval.

Section 7.10    Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which shall be agreed to by each of Parent and the Company.  Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Acquisition Proposal, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03); provided, however, that this Section 7.10 shall terminate upon a Change in the Company Recommendation.

Section 7.11    Stock Exchange Delisting.  Parent shall use commercially reasonable efforts to cause the Shares to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 7.12    Takeover Statute.  If the restrictions of any Takeover Statute are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and Company Board, using all reasonable best efforts to grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute on the Merger and the other Transactions.

Section 7.13    Resignations.  To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations which shall include a waiver of any claims against the Company or the Subsidiaries in respect of such resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.14    Participation in Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Action commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions.  The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.15    Financing.

(a)                 Each of Parent, Midco and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Financing in a timely manner including to (i) maintain in effect the Financing Documents, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Financing Documents that are within its control, other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement,  and (iii) subject to the terms and conditions of the Financing Documents and the requirements of Section 2.02, draw upon and consummate the Financing at the Closing.  Upon the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions applicable to Debt Financing, each of Parent, Midco and Merger Sub shall use its reasonable best efforts (excluding, for the avoidance of doubt, the commencement of any litigation) to cause the Financing Sources and any other Persons providing the Debt Financing and the Equity Financing to fund the Debt Financing and the Equity Financing, respectively, on the Closing Date.

(b)                 If Parent, Midco or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Financing Commitment, (A) Parent shall promptly so notify the Company, and (B) each of Parent, Midco and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions no less favorable, in the aggregate, to Parent, Midco and Merger Sub than those contained in the Debt Financing Commitment (as determined in the reasonable judgment of Parent), in an amount sufficient (assuming (1) the Equity Financing is funded in accordance with the Equity Commitment Letter, (2) the contributions contemplated by the Contribution Agreements are made in accordance with the terms of the Contribution Agreements, and (3) the satisfaction of the conditions to the obligation of Parent, Midco and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions by Parent) to consummate the Merger and other Transactions (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents”) and Parent shall deliver to the Company as promptly as practicable after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement and fee letters (Redacted copies of any such fee letters will be delivered to the Company to the extent such fee letters include “market flex” provisions)  (other than fees or pricing terms) affecting the terms, funding conditions or amount of the Alternative Debt Financing).  Any reference in this Agreement to (A) the “Debt Financing” shall mean the debt financing contemplated by the Debt Financing Commitment as amended, restated, supplemented, replaced, substituted or modified pursuant to this Section 7.15(b) and Section 7.15(c) below, (B) any reference in this Agreement to the “Debt Financing Commitment” shall be deemed to include the Debt Financing Commitment to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Alternative Debt Financing Documents to the extent then in effect) and (C) any reference in this Agreement to “Fee Letter” shall be deemed to include any Fee Letter relating to the Debt Financing Commitment to the extent so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Alternative Debt Financing Documents to the extent then in effect).

(c)                 None of Parent, Midco or Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents or the Alternative Debt Financing Documents, as applicable, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (it being understood that the Debt Financing or the Equity Financing may be reduced so long as the Debt Financing or the Equity Financing is increased by a corresponding amount) or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent, Midco or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent, Midco, or Merger Sub to enforce its rights against the other parties to the Financing Documents or the Alternative Debt Financing Documents, as applicable; provided, that notwithstanding any other provision of this Agreement, Parent, Midco and Merger Sub shall be entitled from time to time to (x) amend, restate, supplement, replace, substitute or otherwise modify, or waive any of its rights under, the Financing Documents and/or replace or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, subject to subclauses (i) and (ii) above, and (y) amend, restate, supplement, replace, substitute or otherwise modify the Debt Financing Commitments for the purposes of adding agents, co-agents, lenders, managers, co-managers, arrangers, bookrunners or other Persons that have not executed the Debt Financing Commitments as of the date hereof so long as such amendment, restatement, supplement, replacement substitution or modification is otherwise in compliance with this Section 7.15(c).  Without limiting the generality of the foregoing, none of Parent, Midco or Merger Sub shall release or consent to the termination of the obligations of the Lender or the Sponsor under the Financing Documents or the comparable parties under the Alternative Debt Financing Documents, as applicable, except as expressly contemplated hereby.

(d)                 Each of Parent, Midco and Merger Sub acknowledges and agrees that the obtaining of the Financing (including any Alternative Debt Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in ARTICLE VIII and the requirements of Section 2.02.

(e)                 Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, any Financing Document (including any Alternative Debt Financing Document, as applicable), or (B) upon the receipt of any written notice or other written communication from any Person with respect to any threatened breach or threatened termination by any party to any Financing Document (including any Alternative Debt Financing Document, as applicable, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent, Midco and Merger Sub’s efforts to arrange the Financing (including any Alternative Debt Financing, as applicable).

(f)                  Nothing in this Section 7.15 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent, Midco or Merger Sub be deemed or construed to require, Parent, Midco or Merger Sub to (i) seek the Equity Financing from a source other than the Sponsor or in any amount in excess of that contemplated by the Equity Financing Commitment, (ii) waive any term or condition of this Agreement, or (iii) commence any legal action or proceeding against any Financing Source.

Section 7.16    Financing Assistance.

(a)                 Prior to the Closing, the Company shall, and shall use reasonable best efforts to cause each of its Subsidiaries to, use reasonable best efforts to provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Financing (such Financing, together with any debt securities contemplated by the Debt Financing Commitment, collectively, the “Applicable Financing”) (provided that such requested cooperation is not in violation of applicable Law, does not unreasonably interfere with the operations of the Company and its Subsidiaries), including (i) using reasonable best efforts to promptly furnish to Parent, Midco and Merger Sub and the Financing Sources all Required Information, (ii) using reasonable best efforts to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and drafting sessions with the Financing Sources, any prospective lenders and investors in the Applicable Financing and rating agencies (including direct contact between senior management and Representatives (including accounting) of the Company) and to cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable for the Financing, (iii) using reasonable best efforts to assist with the drafting and preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement memoranda, lender and investor presentations, bank information memoranda and similar documents) business projections and other marketing documents required in connection with the Applicable Financing (all such documents and materials, collectively the “Offering Documents”), to identify any portion of any information contained in any Offering Documents that constitutes material nonpublic information, and to cause the chief financial officer or person performing similar functions of the Company to execute and deliver customary authorization and customary representation and warranty letters with respect to the Offering Documents, (iv) using reasonable best efforts to cause the taking of customary corporate actions by the Company and its Subsidiaries (subject to the Closing) reasonably necessary for the consummation of the Financing and the Closing, provided that no such action shall be effective prior to the Effective Time, (v)  in accordance with applicable Law, facilitating the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and using reasonable best efforts to assist in the preparation of, and executing and delivery at the Closing, any definitive documents (including furnishing all information to be included in any schedules thereto or in any perfection certificates) for the Applicable Financing (including compliance with any financial assistance, “whitewash” or similar requirements of law of any applicable jurisdiction), including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing, if applicable and as may be reasonably requested by Parent, provided that no such definitive documents in this clause (v) shall be effective until the Effective Time, (vi) using reasonable best efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent reasonably required by the Financing Sources or the Financing Documents, (vii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date, (viii) furnishing all documentation and other information required by Governmental Authorities under applicable “know your customer”, anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Applicable Financing, including the United States, Cayman Islands and PRC, (ix) using reasonable best efforts to cause the Company’s independent auditors to deliver consents for use of their audit reports and customary comfort letters (including customary “negative assurance” comfort) to the Financing Sources (drafts of which in customary form and substance, or otherwise reasonably acceptable to, have been received by the Financing Sources prior to the commencement of the Marketing Period), which letters such accountants have confirmed they are prepared to issue upon pricing and at the closing of the Applicable Financing at any time throughout, or on the next Business Day after, the Marketing Period), (x) using reasonable best efforts to obtain customary legal opinions, surveys and title insurance, property and liability insurance certificates and endorsements at the expense of and as reasonably requested by Parent on behalf of the Financing Sources; and (xi) using reasonable best efforts to seek to ensure that the Financing Sources benefit materially from existing lender relationships of the Company and its Subsidiaries, if applicable.  Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 7.16(a) or otherwise in connection with any Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless, if the Closing does not occur, such expense is reimbursed by Parent in accordance with Section 7.16(e), or (z) to take any action that would subject it to actual or potential liability in connection with any Financing prior to the Effective Time (other than with respect to representations made to Financing Sources in connection with the letters described in clause (iii) above).  Nothing contained in this Section 7.16(a) or otherwise shall require the Company to be an issuer or other obligor with respect to any Financing prior to the Effective Time.  The term “Financing Sources” means the entities that have committed to provide, underwrite, arrange, initially purchase or otherwise entered into agreements in connection with the Applicable Financing (other than the Equity Financing) in connection with the Transactions, including the parties to the Debt Financing Commitment as in effect from time to time and any joinder agreements, indentures, purchase agreements or credit agreements entered into pursuant thereto or relating thereto together with their respective current, former and future Affiliates, officers, directors, agents, partners, members, employees and representatives involved in the Applicable Financing and their respective successors and assigns.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing contemplated by the Debt

Financing Commitment; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries.

(b)                 Prior to the Closing Date and at all times until the Effective Time, the Company shall use commercially reasonable efforts to cause (i) its wholly-owned Subsidiaries incorporated in the PRC (each an “Onshore Subsidiary” and together the “Onshore Subsidiaries”) to transfer and deposit cash, deposits, or cash equivalents into one or more specified accounts (each, an “Onshore Bank Designated Account”) held with Bank of America, N.A. as the collateral agent of the Financing Sources or its respective Affiliates and standing to the credit of such Subsidiaries, and (ii) its wholly-owned Subsidiaries incorporated in jurisdictions other than the PRC (each an “Offshore Subsidiary” and together the “Offshore Subsidiaries”)  to transfer and deposit cash, deposits, or cash equivalents into one or more accounts held in the Cayman Islands, the Hong Kong Special Administrative Region and Japan, with Bank of America, N.A. as the collateral agent of the Financing Sources or its respective Affiliates, denominated in U.S. Dollars and standing to the credit of such Subsidiaries (each, an “Offshore Bank Designated Account”) such that (A) the equivalent in U.S. dollars (determined using the prevailing exchange rate notified by Parent (as notified by Parent’s Financing Sources) at least five (5) Business Days prior to the Closing Date) of the aggregate balance standing to the credit of each Onshore Bank Designated Account (net of any applicable PRC withholding Tax or other deductions that would apply if the Onshore Cash Bridge Required Balance were paid to the Company or a wholly-owned Offshore Subsidiary by way of dividends from the applicable Onshore Subsidiary in whose name such Onshore Bank Designated Account is held) is not less than $30,000,000 (or any lesser amount notified to the Company by the Parent prior to the Closing Date) (such amounts standing to the credit of the Onshore Bank Designated Accounts meeting the requirements of this provision, the “Onshore Cash Bridge Required Balance”) and (B) the aggregate balance standing to the credit of the Offshore Bank Designated Accounts, is not less than $40,000,000 (or any lesser amount notified to the Company by the Parent prior to the Closing Date) (such amounts standing to the credit of the Offshore Bank Designated Accounts meeting the requirements of this provision, the “Offshore Cash Bridge Required Balance”).

(c)                 The Company shall deliver to Parent, Midco and Merger Sub at least five (5) Business Days prior to the Closing Date, copies of bank statements or alternatively, other written evidence (which written evidence shall be certified as of the Closing Date as true and correct by the chief financial officer of the Company) in form and substance reasonably satisfactory to Parent, (A) the amount standing to the credit of all of the Onshore Bank Designated Accounts and (B) the amount standing to the credit of all of the Offshore Bank Designated Accounts.

(d)                 Prior to the Closing Date, the Company shall, and shall cause its Onshore Subsidiaries to, use commercially reasonable efforts in consultation with Parent, Midco and Merger Sub to take all necessary steps to prepare for the distribution as a dividend (as soon as practicable after the Effective Time) of the full amount of the Onshore Cash Bridge Required Balance held in such Onshore Bank Designated Accounts to the Company or a wholly-owned Offshore Subsidiary and the conversion of such amounts into U.S. dollars, including using commercially reasonable efforts to approve any necessary amendments to the articles of association of any Onshore Subsidiaries in respect of such dividends.

(e)                 Parent shall, promptly upon termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to Section 7.16(a) and Section 7.16(b) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than historical and other information relating to the Company provided by the Company and other than arising out of the gross negligence, fraud, willful misconduct or breach of this Agreement by the Company or any of its Representatives).

Section 7.17    SAFE Registration.  The Company shall as soon as practicable after the date hereof, (a) use its commercially reasonable efforts to assist in the preparation of applications to SAFE by beneficial shareholders of the Company who are PRC residents as required under SAFE Circulate 75 Rules and Regulations for the registration of their respective holdings of Shares (whether directly or indirectly) in accordance with the requirements of the SAFE Circular 75 Rules and Regulations, including by providing such shareholders with such information relating to the Company and its Subsidiaries as is required for such application, and (b) use its commercially reasonable efforts to assist in the preparation of applications to SAFE by holders of Company Share Awards who are PRC residents for the registration of their vesting and exercise of such Company Share Awards, in accordance with the requirements of the SAFE Share Incentive Rules and Regulations, including by providing such holders with such information relating to the Company and its Subsidiaries as is required for such application.

Section 7.18    Compliance.  The Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts, as soon as practicable after the Company Shareholder Approval has been obtained but in no event later than the Closing,

(a)                 maintain an anti-bribery and anti-corruption policy applicable to the Company and its Subsidiaries and their respective officers, directors, employees and agents;

(b)                 maintain disclosure controls and procedures and an internal accounting controls system to provide assurances that violations of Anti-Corruption Laws will be prevented, detected and deterred; and

(c)                 maintain an anti-bribery and anti-corruption training program for all appropriate employees of the Company and its Subsidiaries.

Section 7.19    No Amendment to Buyer Group Contracts.  Without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, Parent, Midco and Merger Sub shall not, and shall use reasonable best efforts to cause the Buyer Group Parties and their Affiliates not to, enter into or modify any Contract (a) which would, individually or in the aggregate, prevent or materially delay the ability of Parent, Midco or Merger Sub to consummate the Merger and the other Transactions or (b) which would prevent or materially impair the ability of any management member, director or shareholder of the Company, or any of their respective Affiliates, with respect to any Acquisition Proposal the Company may receive that did not result from any breach of Section 7.03, taking any of the actions described in Section 7.03 to the extent such actions are permitted to be taken by the Company thereunder; provided that the foregoing shall not restrict any employee of the Company from becoming a party to the Contribution Agreements and the Voting Agreements. Within two (2) Business Days after the execution thereof, Parent, Midco and Merger Sub shall provide the Company with a copy of any amendment to a Buyer Group Contract.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01           Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent, Midco and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)                                                   Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)                                                   No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

(c)                                                    Antitrust Approval.  The parties shall have made all necessary filings under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the HSR Act (if required) and shall have received, if necessary, clearance under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the HSR Act (if required) approving the Merger.

Section 8.02           Conditions to the Obligations of Parent, Midco and Merger Sub.  The obligations of Parent, Midco and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)                                                   Representations and Warranties.  (i) The representations and warranties set forth in Section 4.03 shall be true and correct in all respects (except for de minimus inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (ii) the representations and warranties set forth in Section 4.01(a), Section 4.04, Section 4.05(a)(i) and Section 4.22 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (iii) the representations and warranties set forth in Section 4.19 shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date; and (iv) the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except (A) in the case of clauses (i) through (iv) above, to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (B) in the case of clause (iv) above, where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect.

(b)                                                   Agreements and Covenants.  The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)                                                    Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

(d)                                                   Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03           Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)                                                   Representations and Warranties.  The representations and warranties of Parent, Midco and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent, Midco and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely affected the ability of Parent, Midco or Merger Sub to consummate the Transactions.

(b)                                                   Agreements and Covenants.  Parent, Midco and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(c)                                                    Officer’s Share Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04           Frustration of Closing Conditions.  None of the Company, Parent, Midco or Merger Sub may rely on the failure of any condition set forth in Section 8.02 or Section 8.03, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions, including as required by and subject to Section 7.08, Section 7.15 and Section 7.16.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01           Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as set forth in Section 9.01(d)(ii)), by action taken or authorized by (a) in the case of the Company, the Company Board (or the Special Committee), and (b) in the case of Parent, the Parent Board, as follows:

(a)                                                   by the mutual written consent of Parent and the Company duly authorized by the Parent Board and the Company Board (or the Special Committee), respectively; or

(b)                                                   by either Parent or the Company if:

(i)                                     the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;

(ii)                                  any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been the cause of, or resulted in, the issuance of such final, non-appealable Restraint; or

(iii)                               the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or at any adjournment or postponement thereof; or

(c)                                                    by Parent:

(i)                                     upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by the Company from Parent of such breach and (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if either Parent, Midco or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; or

(ii)                                  if (x) there shall have been a Change in the Company Recommendation; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.01(c)(ii)(x) shall expire on the earlier of (I) ten (10) Business Days after a Change in the Company Recommendation and (II) the opening of the polls at the Company Shareholder Meeting with respect to the Company Shareholder Approval, or (y) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

(d)                                                   by the Company:

(i)                                     (A) upon a breach by Parent, Midco or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent, Midco and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by Parent from the Company of such breach and (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date or (B) if at any time the Guarantee is not in full force and effect in all material respects and such condition continues until the earlier of the End Date or five (5) Business Days following receipt of written notice by Parent from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(ii)                                  prior to obtaining the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(d);

(iii)                               the Company has effected a Change in the Company Recommendation; or

(iv)                              if (A) all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent, Midco and Merger Sub, (B) Parent, Midco or Merger Sub shall have failed for any reason to consummate the Closing within two (2) Business Days following the date on which the Closing shall have occurred pursuant to Section 2.02, and (C) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 8.03 and (y) the Company stands ready, willing and able to consummate the Transactions during such period.

Section 9.02           Effect of Termination.  In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b) (with respect to Parent’s confidentiality obligations), Section 7.10 (Public Announcements), Section 7.16(e) (with respect to Parent’s reimbursement and indemnification obligations), Section 9.03 (Fees and Expenses) and ARTICLE X (General Provisions) which shall remain in full force and effect and (b) subject to Section 9.03(g), nothing in this Section 9.02 shall relieve any party from liability for any knowing and intentional breach of, or fraud in connection with this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.03           Fees and Expenses.

(a)                                                   If this Agreement is validly terminated by

(i)                                     Parent, pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii); or

(ii)                                  the Company, pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii);

then in any such event, the Company shall pay to Parent or its designee (A) promptly (but in any event no later than two (2) Business Days after Parent validly terminates this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), or (B) on the date the Company terminates this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), an amount equal to $16.3 million (the “Company Termination Fee”) and, which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

(b)                                                   In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), (ii) none of Parent, Midco or Merger Sub shall have been in material breach of any of its representations, warranties or covenants under this Agreement that would result in the conditions set forth in Section 8.03(a) or Section 8.03(b) not being satisfied and would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by Parent from the Company of such breach and (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date, (iii) at or prior to the time of the termination of this Agreement a third party shall have publicly disclosed a bona fide Acquisition Proposal (such Acquisition Proposal, the “Outstanding Proposal”), and (iv) within twelve (12) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to the Outstanding Proposal or the Outstanding Proposal is consummated (whether or not such Outstanding Proposal was the same Outstanding Proposal referred to in the preceding clause (iii)), then, in any such case, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) Business Days after such transaction is consummated.

(c)                                                    If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), then in any such event, Parent shall pay or cause to be paid to the Company or its designees promptly (but in any event no later than two (2) Business Days) after the Company validly terminates this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), a termination fee (the “Parent Termination Fee”) of an amount equal to $29.3 million, which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(d)                                                   Except as set forth in this Section 9.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e)                                                    The Company and Parent acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement.  Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee, the Company Expenses, the Parent Termination Fee, or the Parent Expenses, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on the amount of (i) the Company Termination Fee, the Company Expenses, the Parent Termination Fee, the Parent Expenses, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f)                             In the event this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), then Parent shall, within thirty (30) Business Days following receipt of an invoice therefor, reimburse the Company for all reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) incurred by the Company and its Affiliates on or prior to the termination of this Agreement in connection with the Transactions (the “Company Expenses”) by wire transfer of same day funds to one or more accounts designated by the Company; provided that the existence of circumstances which could require the Parent Termination Fee to become payable by Parent pursuant to Section 9.03(c) shall not relieve Parent of its obligations to pay the Company Expenses pursuant to this Section 9.03(f); provided, further, that the payment by Parent of the Company Expenses pursuant to this Section 9.03(f) shall not relieve Parent of any obligation to pay the Parent Termination Fee pursuant to Section 9.03(c).  In the event this Agreement is terminated (i) by the Company pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), or (ii) by Parent pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), then the Company shall, within thirty (30) Business Days following receipt of an invoice therefor, reimburse Parent or its designees for all reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the Transactions (including the Financing) (the “Parent Expenses”) by wire transfer of same day funds to one or more accounts designated by Parent; provided that the existence of circumstances which could require the Company Termination Fee to become payable by the Company pursuant to Section 9.03(a) or Section 9.03(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.03(f); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 9.03(f) shall not relieve the Company of any obligation to pay the Company Termination Fee pursuant to Section 9.03(a) or Section 9.03(b).

(g)                                                    In no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion.  Subject to Section 10.06, Section 9.03(e) and Section 9.03(f), (x) if the Company pays the Company Termination Fee pursuant to Section 9.03(a) or Section 9.03(b), then any such payment shall be the sole and exclusive remedy of Parent, Midco, Merger Sub, the Sponsor and the Guarantor and their respective Affiliates against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors and none of the Company, any of its Subsidiaries and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors shall have any further liability or obligation relating to or arising out of this Agreement, the Transactions or the failure of the Merger to be consummated, (y) if Parent pays the Parent Termination Fee pursuant to Section 9.03(c), then any such payment shall be the sole and exclusive remedy of the Company and the other Seller Related Parties against Parent, Midco, Merger Sub, the Sponsor, the Guarantor, the Financing Sources and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors and none of Parent, Midco, Merger Sub, the Sponsor, the Guarantor, the Financing Sources and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors shall have any further liability or obligation relating to or arising out of this Agreement, the Equity Commitment Letter, the Guarantee, the Financing Documents, the Transactions or the failure of the Merger to be consummated and (z) (A) if Parent, Midco or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee under Section 9.03(a) or Section 9.03(b), the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent, Midco or Merger Sub in respect of any such breaches of this Agreement and (B) if the Company receives any payments from Parent, Midco or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee under Section 9.03(c), the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent, Midco or Merger Sub to the Company in respect of any such breaches of this Agreement.  Notwithstanding anything herein to the contrary, (i) in no event shall the Company or any other Seller Related

Party be entitled to seek or obtain recovery or judgment in excess of the Parent Termination Fee against the Financing Sources, including for any type of damage relating to this Agreement or the Transactions, whether at law or in equity, in contract, tort or otherwise and (ii) no Financing Source shall be subject to any special, consequential, punitive or indirect damages.

Section 9.04           Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or, in the case of the Company, the Special Committee), at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable Law requires further approval by the shareholders of the Company without such approval having been obtained; provided, further, that any amendment, supplement, waiver or other modification of this proviso or Section 9.03(g), Section 9.05, Section 10.04(b), Section 10.05, Section 10.07(b) or Section 10.09 shall not affect the Financing Sources without the prior written consent of the Financing Sources.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05           Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement.  Notwithstanding the foregoing, no failure or delay by the Company, Parent, Midco or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01    Non-Survival of Representations, Warranties, Covenants and Agreements.  The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including ARTICLE II, ARTICLE III, Section 7.04(b), Section 7.04(c), Section 7.06, Section 7.16(e), Section 9.03 and this ARTICLE X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02    Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent, Midco or Merger Sub:

The Blackstone Group

345 Park Avenue

New York, NY 10054

USA

Attention: John G. Finley

Facsimile: +1 646 253 8983

The Blackstone Group (HK) Limited

Two International Finance Centre

Suite 901, 9th Floor, 8 Finance Street

Central, Hong Kong

Attention: Susannah Lindenfield

Facsimile: +852 3656 8601

with a copy to:

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Hong Kong

Attention: James T. Lidbury Esq./ Gary Li Esq.

Telephone:  +852 3664 6521/ +852 3664 6459

Facsimile: +852 3664 6454/ +852 3664 6485

Email: James.Lidbury@ropesgray.com / Gary.Li@ropesgray.com

if to the Company:

Pactera Technology International Ltd.

Building C-4, No.66 Xixiaokou Road

Haidian District, Beijing, PRC, 100192

Attention: Helena Chen

Telephone: +86 10 5987 5596

Facsimile: +86 10 5987 5599

Email: helena.chen@pactera.com

with a copy to:

Shearman & Sterling

12th Floor, Gloucester Tower,

The Landmark, 15 Queen’s Road Central,

Hong Kong
Attention:	Paul Strecker, Esq.
Telephone:	(852) 2978-8038
Facsimile:	(852) 2140-0338
Email:	paul.strecker@shearman.com

Section 10.03    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04    Entire Agreement; Assignment.

(a)                                                   This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule and the Parent Disclosure Schedule), the Contribution Agreements, the Voting Agreements, the Equity Commitment Letter, the Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

(b)                                                   No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent, Midco or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates or (ii) any Financing Sources for the Debt Financing pursuant to the terms of such Debt Financing (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing); provided, that such transfer or assignment shall not relieve Parent, Midco or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent, Midco or Merger Sub. Any purported assignment not permitted under this Section 10.04(b) shall be null and void.

Section 10.05    Parties in Interest.  This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than as set forth in or contemplated by the terms and provisions of Section 7.06 (which is intended to be for the benefit of the Persons covered thereby); it being understood that such rights of third-party beneficiaries under Section 7.06 shall not arise unless and until the Effective Time occurs) and for the Financing Sources for the Debt Financing and their respective successors, Representatives and permitted assigns with respect to their respective rights and third party benefits under this Section 10.05, Section 9.03(g), the second proviso to Section 9.04, Section 9.05, Section 10.04(b), Section 10.07(b) or Section 10.09.

Section 10.06    Specific Performance; Limitation on Damages.

(a)                                                   The parties agree that irreparable damage would occur in the event that a party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to a party on the basis that (i) such party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.  In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction.  Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, the remedies available to each party pursuant to this Section 10.06 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent, Midco or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 9.03(a) and Section 9.03(b) or the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 9.03(c).  Notwithstanding anything in this Agreement to the contrary, (A) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (I) Parent Termination Fee, and (II) any reimbursement obligation of Parent pursuant to Section 9.03(e) and Section 9.03(f), and (B) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (I) the Company Termination Fee and (II) any reimbursement obligation of the Company pursuant to Section 9.03(e) and Section 9.03(f).

(b)                                                   Notwithstanding the foregoing, the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief to cause Parent, Midco and Merger Sub to cause the Equity Financing to be funded simultaneously with the receipt of the Debt Financing (whether under this Agreement, the Equity Commitment Letter or the Guarantee) shall be subject to the requirements that:

(i)                                     all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent, Midco and Merger Sub,

(ii)                                  the Debt Financing (and/or, in the event Alternative Debt Financing has been obtained in accordance with Section 7.15 for all or a portion of the Debt Financing, such Alternative Debt Financing) has been funded or would be funded in accordance with the terms thereof at the Closing, if the Equity Financing is funded at the Closing, and

(iii)                               the Company has irrevocably confirmed to Parent in writing that if the Equity Financing and the Debt Financing were funded, it would take such actions that are within its control to cause the Closing to occur.

(c)                                                    For the avoidance of doubt, under no circumstances shall the Company or Parent be permitted or entitled to receive both (i) a grant of injunction, or other form of specific performance or equitable relief under this Section 10.06 and (ii) monetary damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

Section 10.07    Governing Law.

(a)                                                   This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (other than those provisions set forth in this Agreement that are required to be governed by the CICL).  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

(b)                                                   With respect to any action or proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) against any Financing Source arising out of or relating to this Agreement, the Transactions, the Debt Financing (including any Alternative Debt Financing), the Debt Financing Commitment (including in respect of any Alternative Debt Financing) or the performance of services thereunder, each of the parties hereto agrees that (i) such action or proceeding shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom, (ii) it shall not bring or permit any of its respective Affiliates to bring any action or proceeding referred to in this Section 10.07(b), or voluntarily support any other Person in bringing any such action or proceeding, in any other courts, (iii) it waives to the fullest extent permitted by applicable Law, on behalf of itself and each of its respective Affiliates, any right to trial by jury in respect of any such action or proceeding, (iv) it waives to the fullest extent permitted by applicable Law, on behalf of itself and each of its respective Affiliates, and agrees not to assert, and to cause its Affiliates not to assert, by way of motion, defense or otherwise, in any such action or proceeding, any claim that it or such Affiliate is not subject personally to the jurisdiction of the above-named courts, that its or such Affiliate’s property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 10.08    Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.09    Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions, the Debt Financing (including any Alternative Debt Financing) or the Debt Financing Commitment (including in respect of any Alternative Debt Financing).  Each of the parties hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Midco, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BCP (Singapore) VI Cayman Acquisition Co. Ltd.

By	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

BCP (Singapore) VI Cayman Financing Co. Ltd.

By	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

BCP (Singapore) VI Cayman Merger Co. Ltd.

By	/s/ Eddy Huang
Name: Eddy Huang
Title: Director

Pactera Technology International Ltd.

By	/s/ Ruby Lu
Name: Ruby Lu
Title: Chairman of Special Committee

Signature Page to Merger Agreement